UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2020

Commission File Number: 001-38544

NAKED BRAND GROUP LIMITED

(Translation of registrant’s name into English)

c/o Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Information Contained in This Report

Set forth in this report are the registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the registrant’s Unaudited Interim Condensed Consolidated Financial Statements and the related notes thereto, in each case as of and for the six months ended July 31, 2020 and 2019.

The information contained in this Form 6-K, including the exhibits hereto, shall be incorporated by reference in the Company’s registration statements on Form F-3 (File Nos. 333-226192, 333- 230757, 333-232229, 333-235801, 333-243751, 333-249490 and 333-249547) and the prospectuses included therein.

Exhibits

Exhibit No.	Description
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 4, 2020

NAKED BRAND GROUP LIMITED

By:	/s/ Justin Davis-Rice
Name:	Justin Davis-Rice
Title:	Executive Chairman

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations (“MD&A”) for Naked Brand Group Limited (the “Company,” the “Group” or “we,” “us” and “our”) provides information concerning our financial condition and results of operations for each of the six month periods ended July 31, 2020 and July 31, 2019 and should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes included with this report (the “financial statements”).

On December 20, 2019, we completed a reverse stock split of our ordinary shares, pursuant to which every 100 ordinary shares outstanding as of the effective time of the reverse stock split were combined into one ordinary share. All share and per share information in this MD&A is presented on a post-reverse split basis.

Forward-Looking Statements

This report contains forward-looking statements. Forward-looking statements include all statements that are not matters of historical fact. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. Forward-looking statements contained in this report include, among other things, statements relating to:

●	expectations regarding industry trends and the size and growth rates of addressable markets;

●	our business plan and our growth strategies, including plans for expansion to new markets and new products; and

●	expectations for seasonal trends.

These statements are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Although we base the forward-looking statements contained in this report on assumptions that we believe are reasonable, we caution you that our assumptions may prove inaccurate and as a result our actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this report. In addition, even if results and developments are consistent with the forward-looking statements contained in this report, those results and developments may not be indicative of results or developments in subsequent periods. Certain assumptions made in preparing the forward-looking statements contained in this report include:

●	our ability to implement our growth strategies;

●	our ability to maintain good business relationships with our suppliers, wholesalers and distributors;

●	our ability to keep pace with changing consumer preferences;

●	our ability to protect our intellectual property; and

●	the absence of material adverse changes in our industry or the global economy.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report on Form 20-F, filed on May 8, 2020 (our “Annual Report”), which include, but are not limited to, the following risks:

●	the impact of the COVID-19 pandemic.

●	our ability to maintain the strength of our brand or to expand our brand to new products and geographies;

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●	our ability to protect or preserve our brand image and proprietary rights;

●	our ability to satisfy changing consumer preferences;

●	an economic downturn may affect discretionary consumer spending;

●	our ability to compete in our markets effectively;

●	our ability to manage our growth effectively;

●	poor performance during our peak season may affect our operating results for the full year;

●	our indebtedness may adversely affect our financial condition;

●	our ability to maintain relationships with our select number of suppliers;

●	our ability to manage our product distribution through our retail partners and international distributors;

●	the success of our marketing programs;

●	business is interrupted because of a disruption at our headquarters;

●	fluctuations in raw materials costs or currency exchange rates;

●	the success of our business restructuring; and

●	Our ability to raise any necessary capital.

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any, or all of our forward-looking statements in this report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this report, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not rely on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. The forward-looking statements contained herein are made as of the date of this report, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

Basis of Presentation

The unaudited interim financial statements of the Company included with this report have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and are presented in thousands of New Zealand dollars, except where otherwise indicated. However, certain financial measures contained in this MD&A are non-IFRS measures and are discussed further under “Non-IFRS Measures” below. All references to “$” and “dollars” refer to New Zealand dollars, unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding.

Introduction

We operate in the highly competitive specialty retail business. We are a designer, distributor, wholesaler, and retailer of women’s and men’s intimate apparel, as well as women’s swimwear. Our merchandise is sold through company-owned retail stores in Australia and New Zealand; through online channels in Australia, New Zealand and the U.S.; and through wholesale partners in Australia and New Zealand and, on a more limited basis, through wholesale partners and distributors in the United Kingdom and the European Union (collectively, the “E.U.”).

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We previously sold our merchandise through wholesale partners in the U.S., as well. However, in order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through online channels. We also substantially reduced the size of our operations in the E.U. wholesale market.

Our brands include our flagship Bendon brand, as well as our Bendon Man, Davenport, Fayreform, Lovable, Pleasure State, VaVoom, Evollove, and Hickory brands. We sell products under these brands at 60 Bendon stores in Australia and New Zealand and online at www.bendonlingerie.com. Additionally, we sell products under these brands in approximately 325 wholesale stores in Australia, New Zealand and the E.U., and through distributors in the E.U.

Through our wholly owned subsidiary, we are the exclusive licensee of the Frederick’s of Hollywood online license for the U.S., Australia and New Zealand, under which we sell Frederick’s of Hollywood intimates products, sleepwear and loungewear products, swimwear and swimwear accessories products, and costume products. We sell our Frederick’s of Hollywood products online at www.fredericks.com. Since 1946, Frederick’s of Hollywood has set the standard for innovative apparel, introducing the push-up bra and the padded bra to the U.S. market. The brand’s rich history has led it to become one of the most recognized in the world.

We previously sold products under the Stella McCartney, Heidi Klum and Naked brands. Our license to the Stella McCartney brand terminated on June 30, 2018. On January 31, 2020, we entered into a termination agreement with Heidi Klum and Heidi Klum Company, LLC, which provides for the termination of the license agreement between the parties. On January 28, 2020, we sold all of our right, title and interest in the Naked brands to Gogogo SRL. We may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products has expired in the Northern Hemisphere and we have until 12 months after the date of the termination agreement in the Southern Hemisphere. We also may continue selling any inventory bearing the Naked brand that was in existence as of the closing.

Overview of Results of Operations

6-month period ended July 31, 2020 and the 6-month period ended July 31, 2019

The period has been a continuation of the reset and turnaround, which has also had the additional challenge of dealing with COVID-19. We have continued to focus on the recapitalization of the business, resetting of the cost base, addressing the supply chain challenges and consolidating our brands and customers along the journey to restore profitability. We have undertaken a complete global restructure of the operating subsidiaries and support offices to consolidate and right size the business, in line with future forecast sales and costs. Despite dealing with an international pandemic adjusted EBITDA improved over the corresponding period last year by $8.4m and net comprehensive losses by $7.5m.

Net sales in the 6-month period ended July 31, 2020 decreased by $7.5m, or 17.9%, to $34.6m, when compared with $42.1m in the 6-month period ended July 31, 2019. The sales in the 6-month period ending July 31, 2020 were impacted significantly by COVID-19, which resulted in temporary store closures along with a reduction in the wholesale business due to the strategic closure of non-profitable segments.

During the 6-month period ended July 31, 2020 and the 6-month period ended July 31, 2019, the gross margins were 40.9% and 33.2%, respectively. The significant improvement in gross margin was caused by reduced royalty payments along with reduced discounts provided to customers due to channel mix.

During the 6-month period ended July 31, 2020 and 6-month period ended July 31, 2019 we incurred a net comprehensive loss of $19.7m and $27.2m, respectively. The current period loss reflects the adverse impact of $2.8m impairment of intangibles, property, plant and equipment and right-of-use assets and $8.3m transaction costs. Transaction costs include $4.9m for commission and other convertible note related costs along with a $5.7m provision for settlement of a dispute. $2.3m royalty liabilities at the time of terminating the Heidi Klum contract were de-recognized in the period and have been disclosed as a reduction to transaction expenses.

Adjusted EBITDA loss improved to $1.3m in the 6-month period ended July 31, 2020, from $9.8m in the 6-month period ended July 31, 2019. See “Non-IFRS Financial Measures” below for a discussion of adjusted EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

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Brand management expenses decreased by $3.1m, or 17.8%, from $17.2m to $14.1m. Most notable savings were made through the impact of restructuring the business, lower store related costs and a reduction in advertising spend.

Administrative expenses decreased by $0.2m, or 3.2%, from $5.1m to $5.0m.

Corporate expenses decreased by $1.7m, or 30.0%, from $5.7m to $4.0m, due to the implementation of cost saving initiatives in the business.

Finance expenses increased by $1.9m, or 86.5%, from $2.2m to $4.2m in the 6-month period ended July 31, 2020 as compared with the 6-month period ended July 31, 2019, reflecting the cost of funding through the convertible notes.

Brand transition, restructure and transaction expenses increased by $2.5m, or 42.4%, from $5.8m to $8.3m in the 6-month period ended July 31, 2020 as compared with the 6-month period ended July 31, 2019, driven by costs incurred on convertible notes and a provision to settle a dispute which were partially mitigated by de-recognition of royalty liabilities following termination of the Heidi Klum contract.

Impairment costs during the 6-month period ended July 31, 2020 totaled $2.8m ($6.8m for the 6-month period ended July 31, 2019). During the current period, the Group took an impairment against its Pleasure State brand as well as 3 stores (1 in New Zealand and 2 in Australia). Impairment was a result of the Group’s 5-year outlook of its brands and stores.

Other foreign currency gains/(losses) increased from a gain of $1.0m in 6-month period ended July 31, 2019 to a gain of $1.9m in the 6-month period ended July 31, 2020, due to the change in foreign currency balances and the NZ$ getting stronger over the period.

Recent Developments

COVID-19

As of the time of this report, the impacts of the COVID-19 pandemic remain broad reaching, including impacts to our retail and wholesale businesses. We temporarily closed our bricks and mortar stores for eight weeks across March to May 2020. In addition, due to a state of emergency being declared, the Australian stores in the state of Victoria were closed temporarily for three months from August 3, 2020 through to October 28, 2020 and the Auckland stores in New Zealand were closed for just over two weeks at the end of August. However, throughout this time we have been able to continue to sell merchandise through our three online stores and fulfil online orders from the New Zealand and U.S. warehouses.

To mitigate the significant impact on cashflow we worked with suppliers to get support with delayed payments. In addition, we continue to negotiate support from landlords to provide rent abatements through the periods of closure and until revenue levels return to previous levels. Employees agreed to work reduced hours and we applied for government wage subsidies from the New Zealand and Australian governments. At the date of this report, we have received NZ$2.0 million in subsidies from the New Zealand government and AU$0.7 million in subsidies from the Australian government. We have also been in discussion with the Bank of New Zealand (“BNZ”) to defer loan repayments (see “Senior Secured Credit Facility” below). Initially the impact of COVID-19 in Asia delayed stock flow due to temporary factory closures, however, inventory flow has now resumed and we continue to work with suppliers on prioritizing and rescheduling orders.

The full impact of the COVID-19 pandemic continues to evolve, and, as such, it is uncertain as to the full magnitude that the pandemic will have on our financial condition, liquidity, and future results of operations. Management and the directors continue to monitor the situation on a daily basis and forward plan to minimize the total impact to the group.

Nasdaq Compliance

Shareholders’ Equity Requirement

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On October 6, 2020, we received a letter from the Listing Qualifications Department of Nasdaq notifying us that we had regained compliance with minimum shareholders’ equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b).

Our shareholders’ equity was US23,020,000 (NZ$33,818,000) as of July 31, 2020, on a pro forma basis after giving effect to the following transactions: (i) the conversion into equity of US$350,000 (NZ$530,000) of the outstanding balance of the convertible promissory note issued by us in February 2020, (ii) the conversion into equity of US$6,338,679 (NZ$9,604,000) of the convertible promissory note issued by us in July 2020, and (iii) the sale by us of ordinary shares in an “at the market offering” for net proceeds of US$17,459,000 (NZ$26,453,000). For more information, see “Liquidity, and Capital Resources — Outstanding Indebtedness and Conversions of Indebtedness” and “Liquidity, and Capital Resources — Equity Financing Transactions” below.

Minimum Bid Price Requirement

On March 11, 2020, we received a notice from the Nasdaq Listing Qualifications Department (“Nasdaq”) stating that, for the previous 30 consecutive business days, the closing bid price for the ordinary shares had been below the minimum of US$1.00 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that we would be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In addition, Nasdaq has tolled the compliance period from April 16, 2020 through June 30, 2020, due to the impact of COVID-19. Accordingly, we have until November 23, 2020 to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the ordinary shares must be at least US$1.00 per share for a minimum of ten consecutive business days. The notification letter also stated that in the event we do not regain compliance within the initial 180-day period, we may be eligible for an additional 180 calendar days.

Senior Secured Credit Facility

Effective March 12, 2020, we entered into a Deed of Amendment and Restatement (the “Restated Facility Agreement”) that amended and restated that certain Facility Agreement, originally dated June 27, 2016, as amended from time to time, by and among Bendon, as borrower, us and certain subsidiaries and affiliates of ours, as guarantors, and BNZ, as lender. Under the Restated Facility Agreement, BNZ continued to make available (i) a revolving credit facility (the “Revolving Facility”), for which the facility limit, as amended, was NZ$16.7 million, and (ii) an instrument facility (the “Instrument Facility”), for which the facility limit was NZ$1.345 million. We agreed to reduce our indebtedness under the Restated Facility Agreement by an aggregate of NZ$7 million in periodic installments through November 30, 2021, which would also reduce the facility limit under the Revolving Facility. The facilities terminate on March 12, 2022. As at January 31, 2020, we were compliant under the facility covenants then in effect. However, due to the impact of COVID-19 we have not been compliant with the financial covenants under the Restated Facility Agreement, and we are currently in negotiations with BNZ to revise these temporarily. As of July 31, 2020 and October 30, 2020, the outstanding indebtedness under the Revolving Facility was NZ$16.7m (US$11.0m) and NZ$16.0m (US$10.6m) respectively. For more information, see “Liquidity, and Capital Resources — Outstanding Indebtedness” below.

Convertible Promissory Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a convertible promissory note (each, a “Prior Note”) and a warrant to purchase ordinary shares to either St. George Investments LLC or Iliad Research and Trading L.P., which are affiliates of one another (together, the “Affiliated Holders”). Each private placement of a Prior Note was made pursuant to a Securities Purchase Agreement (an “SPA”) with the applicable Affiliated Holder. The aggregate purchase price of the Prior Notes was US$15,500,000 (NZ$23,485,000). Each of the Prior Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Prior Note, for an aggregate original outstanding balance of US$16,395,000 (NZ$24,841,000). As of October 30, 2020, the entire outstanding balance of the Prior Notes issued in October, November and December 2019 and January 2020, or approximately US$15,000,000 (NZ$22,700,000), had been converted into 35,746,486 ordinary shares, and US$350,000 (NZ$530,000) of the outstanding balance of the Prior Note issued in February 2020 had been converted into 1,875,670 ordinary shares. Each of the remaining Prior Notes issued in February and April 2020 bears interest at 20% per annum, compounded daily, and matures two years after its issuance. As of October 30, 2020, the aggregate outstanding principal balance of the remaining Prior Notes was approximately US$6,543,000 (NZ$9,913,000). For more information, see “Liquidity, and Capital Resources — Outstanding Indebtedness” below.

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Convertible Promissory Note and Purchase Warrant Issued in July 2020

In July 2020, we completed a private placement of a convertible promissory note (the “July Note”) and a warrant to purchase ordinary shares (the “July Purchase Warrant”) to one of the Affiliated Holders, Iliad Research Trading L.P., pursuant to a Securities Purchase Agreement (the “July SPA”), for a purchase price of US$8,000,000 (NZ$12,100,000). The July Note was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of the July Note, for an original principal balance of US$8,420,000 (NZ$12,758,000) We also granted a financing rebate to the Affiliated Holder, resulting in net proceeds to us of approximately US$7,200,000 (NZ$10,900,000) from the sale of the July Note. The July Note accrues interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The July Note matures on the second anniversary of its issuance. As of October 30, 2020, US$6,338,679 (NZ$9,604,000) of the July Note had had been converted into 22,839,539 ordinary shares. As of such date, the outstanding balance of the July Note was approximately US$2,111,000 (NZ$3,197,000). The July Purchase Warrant entitles the Affiliated Holder to purchase ordinary shares at an exercise price of US$0.6707 per share. The July Purchase Warrant expires on July 24, 2025. As of October 30, 2020, the July Purchase Warrant had been exercised as to 7,251,581 ordinary shares on a cashless exercise basis using the Black-Scholes value, resulting in the issuance of 31,253,032 ordinary shares, and 11,884,783 ordinary shares remained subject to the July Purchase Warrant. For more information, see “Liquidity, and Capital Resources — Outstanding Indebtedness” below.

Bendon Conversion Shares

On October 5, 2020, we and one of our operating subsidiaries, Bendon, entered into a settlement agreement with each of (i) Timothy D. Connell and (ii) William Gibson and Ivory Castle Limited (collectively, the “Lenders”). The Lenders had alleged that specific repayment terms of loans made by them were not met as promised and sought repayment of the loans. Pursuant to the settlement agreements, the Lenders agreed to settle the dispute in consideration for Bendon’s issuance to them of redeemable conversion shares of Bendon (the “Bendon Conversion Shares”) with an aggregate value of US$3,789,654 (NZ$5,742,000). This was provided for in the period ended July 31, 2020 financial results. The Bendon Conversion Shares constitute a separate share class in Bendon, confer no voting rights on the Lenders, have no rights to dividends or distributions by Bendon, have the right to receive any dividends declared and paid by our company on an as-converted basis, are redeemable by Bendon at any time at a price of NZ$1,000 (US$662.90) per share and are redeemable by Bendon at a price of NZ$0.01 per share if a Lender’s settlement agreement is terminated. The Bendon Conversion Shares are convertible into our ordinary shares at a conversion price equal to the closing market price of our ordinary shares on the trading day immediately preceding the date that the Lenders or Bendon, as applicable, delivers a notice of conversion, subject to a floor of US$0.05 per share (which minimum amount is subject to adjustment for any share dividend, subdivision, or combination of share capital or any similar transaction, including any reverse split of Naked’s shares). The Bendon Conversion shares are not convertible by a Lender or Bendon to the extent that, after giving effect to the issuance of our ordinary shares issuable upon such conversion, the Lender or any of its affiliates would beneficially own in excess of 4.9% of the total number of our outstanding ordinary shares.

ATM (At the Market Offering)

On October 19, 2020, we entered into an equity distribution agreement (the “New Sales Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which we may sell, from time to time, through Maxim, ordinary shares having an aggregate offering price of up to US$50,000,000. Sales of the shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act.

We also are party to a prior equity distribution agreement (the “Prior Sales Agreement”) with Maxim, dated as of August 20, 2020 and amended as of September 25, 2020, pursuant to which we may sell, from time to time, through Maxim, ordinary shares having an aggregate offering price of up to US$18,500,000. As of October 30, 2020, we had sold US$17,998,700 (NZ$27,271,000) and net proceeds of US$17,459,000 (NZ$26,453,000), after payment to Maxim of an aggregate of US$540,000 (NZ$818,000) in commissions.

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Application of Critical Accounting Policies, Estimates, and Judgements

Our accounting policies form the basis for preparation of our financial statements and our financial statements in tum are an essential factor in understanding our operations. Our accounting policies are in accordance with IFRS as issued by the IASB and are fully described in the notes to our audited condensed consolidated financial statements as of and for the year ended January 31, 2020. The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts stated in our financial statements are expressed in the currency of New Zealand.

Critical Accounting Policies

Critical accounting policies reflecting our industry and activity specific accounting treatments have been used in preparing our financial statements for the 6-month period ended July 31, 2020, and have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during each of the years.

Going Concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the 6 months ended July 31, 2020 the Group experienced a loss after income tax from continuing operations of NZ$18.5 million and operating cash inflows of NZ$0.4 million. It has net current liabilities of NZ$10.2 million and a net liability position of NZ$1.7 million.

The results for the 6 months ended July 31, 2020 has been adversely impacted by COVID-19 which has negatively impacted trading due to store closures (retail and wholesale) as well as delayed inventory shipments from suppliers. To mitigate the significant impact on cash flow, the Company has worked with suppliers (including landlords) to obtain support with delayed payments and in some instances reduced payments. During the period of reporting the Group had obtained rent concessions totaling $0.7m. Employees agreed to work reduced hours and the business received subsidies from both New Zealand and Australian governments. At the date of this report the Group had received $2.0m from the New Zealand government and $0.5m from the Australian Government. The Company remains in discussion with the bank who agreed to defer loan repayments.

The business also incurred transaction expenses of NZ$10.6million, of which $4.9 million is in relation to financing the business and an additional $5.7 million being provided for to satisfy a complaint made against the Group. Please refer to note 13 to the consolidated financial statements for more detail.

Management has also engaged in further restructuring of the business operations, reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments and updating leadership roles.

On March 12, 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (January 31, 2020: NZD$17,900,000) until March 2022. The amended agreement stipulates the repayment dates to reduce the facility to March 2022 and compliance with additional covenants.

Under the terms of the facility, the Group must meet specific covenant obligations namely sales and gross margin adverse variances to budget to be no greater than 15% and inventory to cover bank debt 1.35 times (increasing to 1.65 times from and including July 31, 2020). In the first six months of the year, the company was on average in breach of the covenant measures. The extended borrowing has therefore been classified as a current liability as at July 31, 2020. Sales, gross margin and inventory were all negatively impacted by COVID-19 due to store closures and delayed inventory shipments from suppliers.

During the period end July 31, 2020, the Company raised $19.3m of funds through the issuance of convertible notes to assist with operating cash outflows and repay $1.2m of the bank debt carried forward from the prior year reducing the balance from $17.9m to $16.7m. From 31 July 2020 to the date of this report the Company raised $27.3m through the issuance of shares through the ATM to assist with operating cash outflows and repaid a further $0.7m of the bank debt reducing the balance to $16.0m.

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Despite the ongoing losses, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its bank and creditor commitments, the going concern is dependent upon the Directors and Group being successful in generating sufficient sales and increasing gross margins while the Company has already made significant overhead reductions. If required, the Company has the shelf facility to raise additional capital.

As a result, the viability of the Group is dependent on the above maters. The dependence on these matters raises substantial doubt about the Group’s ability to continue as a going concern and therefore whether the Group will realize the assets and extinguish the liabilities in the normal course of business and the amounts stated in the financial reports.

The Directors’ believe that the Group will be successful in the above matters and accordingly, have prepared the report on a going concern basis.

Revenue Recognition

Sale of Goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e-commerce sales, control of goods are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Company also provides a reserve for projected merchandise returns based on prior experience. The Company sells gift cards to customers. The Company recognises revenue from gift cards when they are redeemed by the customers. In addition, the Company recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

Sale of Goods – Wholesale

We sell a range of lingerie products in the wholesale market. Sales are recognised when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount are based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. Our obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

Sale of Goods – Retail/E-Commerce

We operate a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised at a point in time when we sell a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method). Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

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Interest Revenue

Interest is recognized using the effective interest method and recognized when it is earned.

Other Income

Other income is recognised on an accruals basis when the Group is entitled to it. During the period the Group has recognised $3.2m in relation to Government grants and wage subsidies.

Significant Accounting Judgments, Estimates, and Assumptions

Significant accounting judgments, estimates, and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realizable value. During the period, management have written down inventory based on best estimate of the net realizable value, although until the time that inventory is sold this is an estimate.

Impairment of Intangible Assets

In accordance with IAS 36 ‘Impairment of Assets’ the Company is required to estimate the recoverable amount of goodwill at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	market royalty rate
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 10 to the consolidated financial statements.

Fair Value of Financial Instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

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Determining the Lease Term of Contracts with Renewal Options

We determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per our policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When we have the option to lease the assets for additional terms, we apply judgement in evaluating whether we are reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affect our ability to exercise (or not to exercise) the option to renew.

Taxes

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

Recent Accounting Pronouncements

During the period, the Group received rent concessions from a number of landlords across its retail & outlet stores as well as its distribution centre. As such, the Group applied “practical expedients” as permitted under IFRS 16 in relation to rent concessions it received and has recognised the concessions in the statement of profit or loss and under comprehensive income. The rent concessions are a temporary reduction in rent for a short period of time in relation to COVID-19. Upon review, the Group did not deem the rent concession as a modification to the existing lease agreements.

Operating Results

The following table sets forth certain selected operating results and other financial information for the 6-month periods ended July 31, 2020 and 2019:

	Jul. 31, 2020 NZ$000’s 6 months	Jul. 31, 2019 NZ$000’s 6 months	% movement
Revenue	34,564	42,094	-17.9%
Cost of goods sold	(20,427)	(28,129)	-27.4%
Gross profit	14,137	13,965	1.2%
Other income	3,162	-	100.0%
Brand management	(14,129)	(17,180)	-17.8%
Administrative expenses	(4,963)	(5,125)	-3.2%
Corporate expenses	(3,957)	(5,656)	-30.0%
Finance expense	(4,158)	(2,230)	86.5%
Brand transition, restructure and transaction expenses	(8,326)	(5,846)	42.4%
Impairment expense	(2,815)	(6,849)	-58.9%
Rent concessions received	722	-	100%
Other foreign currency gains	1,914	953	100.8%
Loss before income tax	(18,413)	(27,968)	-34.2%
Income tax expense	(41)	(761)	-94.6%
Loss for the period	(18,454)	(28,729)	-35.8%
Other comprehensive loss
Exchange differences on translation of foreign operations	(1,242)	1,514	-182.0%
Total comprehensive loss for the period	(19,696)	(27,215)	-27.6%

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Revenue

6-month period ended July 31, 2020 compared to 6-month period ended July 31, 2019

During the 6-month period ended July 31, 2020 the net sales of $34.6m showed a decrease of $7.5m or 17.9% when compared with $42.1m in the 6-month period ended January 31, 2019. Sales were impacted by COVID-19, which resulted in the temporary closure of physical stores, in addition there was a reduction in the wholesale business due to the strategic decision to close non-profitable segments. E-commerce sales showed good growth during this period.

Gross margins

6-month period ended July 31, 2020 compared to 6-month period ended July 31, 2019

During the 6-month period ended July 31, 2020 and the 6-month period ended July 31, 2019, the gross margins were 40.9% and 33.2%, respectively. The increase in gross margin was largely influenced by the reduction in royalty payments and by reduced discounts provided to customers.

Operating expenses

6-month period ended July 31, 2020 compared to 6-month period ended July 31, 2019

The following table sets forth operating expenses for the 6-month periods ended July 31, 2020 and 2019:

	Jul. 31, 2020 NZ$000’s 6 months	Jul. 31, 2019 NZ$000’s 6 months	% movement
Brand management	(14,129)	(17,180)	-17.8%
Administrative expenses	(4,963)	(5,125)	-3.2%
Corporate expenses	(3,957)	(5,656)	-30.0%
Finance expense	(4,158)	(2,230)	86.5%
Brand transition, restructure and transaction expenses	(8,326)	(5,846)	42.4%
Impairment expense	(2,815)	(6,849)	-58.9%
Other foreign currency gains	1,914	953	100.8%

Brand management expenses decreased by $3.1m, or 17.8%, from $17.2m to $14.1m. Most notable savings were made through the impact of restructuring the business, lower store related costs and a reduction in advertising spend.

Administrative expenses decreased by $0.2m, or 3.2%, from $5.1m to $5.0m.

Corporate expenses decreased by $1.7m, or 30.0%, from $5.7m to $4.0m, due to the implementation of cost saving initiatives in the business.

Finance expenses increased by $1.9m, or 86.5%, from $2.2m to $4.2m in the 6-month period ended July 31, 2020 as compared with the 6-month period ended July 31, 2019, due to the cost of funding through the convertible notes.

Brand transition, restructure and transaction expenses increased by $2.5m, or 42.4%, from $5.8m to $8.3m in the 6-month period ended July 31, 2020 as compared with the 6-month period ended July 31, 2019, driven by costs incurred on convertible notes, and a provision to settle a dispute which are partially mitigated by de-recognition of royalty liabilities following termination of the Heidi Klum contract.

Impairment costs during the 6-month period ended July 31, 2020 totaled $2.8m ($6.8m for the 6-month period ended July 31, 2019). During the current period, the Group impaired its Pleasure State brand as well as three stores (1 in New Zealand and 2 in Australia). Impairment was a result of the Group’s 5-year outlook of its brands and stores.

Other foreign currency gains/(losses) increased from a gain of $1.0m in 6-month period ended July 31, 2019 to a gain of $1.9m in the 6-month period ended July 31, 2020, resulting from the change in foreign currency balances and the stronger NZ$.

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Taxation

6-month period ended July 31, 2020 compared to 6-month period ended July 31, 2019

The tax expense of $41k in the 6-month period ended July 31, 2020 compares to $761k expense for the 6-month period ended July 31, 2019. The comparative period included derecognition of a deferred tax asset as there was uncertainty over whether the deferred tax asset could be utilized. The Group has not recognized benefits of tax losses.

Net loss and comprehensive loss

6-month period ended July 31, 2020 compared to 6-month period ended July 31, 2019

The net loss in the 6-month period ended July 31, 2020 of $19.7m improved by $7.5m compared to the 6-month period ended July 31, 2019 where we incurred a net comprehensive loss of $27.2m. The current period loss includes the adverse impact of $2.8m impairment of intangibles, property, plant and equipment and right-of-use assets and $8.3m transaction costs (which includes costs related to convertible notes and a provision for settlement of a dispute). Compared to the prior year the reduction in sales is offset by improved gross margin % resulting in increased gross margin of $0.2m. This is supplemented by reduced costs to deliver the improved results.

Segmented Reporting

For the 6-month period ended July 31, 2020, we had three reportable segments:

●	Retail. This segment covers retail and outlet stores located through Australia and New Zealand.

●	Wholesale. This segment covers wholesale of intimates apparel to customers based in Australia, New Zealand and Europe.

●	E-commerce. This segment covers the group’s online retail activities.

In order to improve our profitability, we have exited the U.S. wholesale market, although we continue to sell in the U.S. through our online channel. We also substantially reduced the size of our operations in the E.U. wholesale market. To reflect this, we are now combining the wholesale segment into one.

The following table provides our segment net sales, gross margin and adjusted EBITDA for the 6-month period to July 31, 2020 and the 6-month period to July 31, 2019. See “Non-IFRS Financial Measures” below for a discussion of adjusted EBITDA and a reconciliation of such measure to the most comparable measure calculated under IFRS.

6-Month Period Ended July 31, 2020

	Retail NZ$000’s	Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	14,863	2,735	16,966	-	34,564
Gross margin	8,162	664	5,686	(375)	14,137
Adjusted EBITDA	585	113	(315)	(1,696)	(1,313)

6-Month Period Ended July 31, 2019

	Retail NZ$000’s	Wholesale NZ$000’s	e-commerce NZ$000’s	Unallocated NZ$000’s	Total
Revenue	19,000	8,414	14,680	-	42,094
Gross margin	9,173	2,545	4,263	(2,016)	13,965
Adjusted EBITDA	1,527	(820)	(1,906)	(8,559)	(9,758)

Retail

Store closures as a result of COVID-19 had a significant impact on the retail sector. In the 6-month period ended July 31, 2020 retail adjusted EBITDA was a $0.6m profit compared with $1.5m profit in the 6-month period to July 31, 2019. Gross margin increased by 660 basis points between the 6-month period to July 31, 2020 and 6-month period to July 31, 2019, from 48.3% to 54.9%.

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Wholesale

In the 6-month period ended July 31, 2020, adjusted EBITDA increased in the wholesale market despite a reduction in sales reflecting the strategic decision to exit unprofitable parts of this channel and remove the associated costs. In the 6-month period ended July 31, 2020 wholesale adjusted EBITDA was a $0.1m profit compared with $0.8m loss in the 6-month period to July 31, 2019. Gross margin decreased by 600 basis points between the 6-month period to July 31, 2020 and 6-month period to July 31, 2019, from 30.2% to 24.3%.

E-commerce

For the 6-months ended July 31, 2020, our e-commerce adjusted EBITDA was a loss of $0.3m compared with a loss of $1.9m for the 6-months ended July 31, 2019. E-commerce gross margin increased 450 basis points between the 6-month period to July 31, 2020 and 6-month period to July 31, 2019 from 29.0% to 33.5%.

Non-IFRS Financial Measures

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, depletion, amortization and impairment. Our management uses adjusted EBITDA as a measure of our operating results and considers it to be a meaningful supplement to net income as a performance measurement, primarily because we incur significant depreciation and depletion and impairment charges, and the exclusion of such amounts in adjusted EBITDA eliminates the non-cash impact.

A reconciliation of adjusted EBITDA to the consolidated statements of profit or loss and other comprehensive income for the 6 months ended July 31, 2020 and 2019 is as follows:

	6 months ended	6 months ended
	Jul. 31, 2020	Jul. 31, 2019
	NZ $000	NZ $000
Adjusted EBITDA	(1,313)	(9,758)
Income tax expense	(41)	(761)
Any other reconciling items	(17,100)	(18,210)
Total net loss after tax	(18,454)	(28,729)

Reconciling items of $17.1m are $1.1m lower than last year’s $18.2m and comprise of brand (transition, restructure and transaction), finance, impairment, depreciation and amortization expenses and unrealized foreign exchange gains. Compared to the prior period, higher brand ($2.5m) and finance ($1.9m) expenses are offset by lower impairment costs ($4.0m) and higher unrealized foreign exchange gains ($2.2m). A fair value movement on foreign exchange contracts in the prior period ($0.7m) is not repeated in the current period as the Group no longer has foreign currency hedges in place.

Liquidity, and Capital Resources

Liquidity

We finance our business through cash from operations and equity and debt financing. Our cash requirements have been principally to fund working capital needs, to support the growth of the business and to partially repay our bank loan.

Management intends to continue to raise funds from equity and debt financing to fund our operations and objectives. There is no assurance the additional funding will be achieved. If we are unable to achieve the additional funding, we may not be able to conduct our operations and pursue our objectives as presently contemplated, which may adversely affect our results of operations and financial condition.

As at January 31, 2020 and July 31, 2020, we had cash totaling NZ$3.8m and NZ$18.1m, respectively. During the 6-months ended July 31, 2020, we undertook a number of financing activities and raised NZ$19.3m. Of this amount, NZ$1.2m was utilized to repay the BNZ debt and the balance was utilized as working capital in the operating business.

Since the end of the 6-month period ended July 31, 2020, we have raised further capital $26.5m through the issuance of equity which is planned to support our working capital requirements. This is expected to provide further working capital for the purchase of inventory and reduction of aged creditors. This in turn is expected to free up the supply of new season inventory, which will assist us in meeting our business plan.

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Working capital

We have managed and continue to manage our working capital constraints through the deferral of creditor settlement. Our relationships with our suppliers are managed carefully and we do not have any significant concerns about the deferred payment arrangements. We are continuing to raise capital and believe that this will assist greatly in reducing the overdue creditor position in the coming financial year.

	July 31, 2020 NZ$000’s	July 31, 2019 NZ$000’s
Current Assets	40,047	25,417
Current Liabilities	(50,254)	(62,528)
Working Capital	(10,207)	(37,111)

Working capital for the 6-months to July 31, 2020 is negative $10.2m, compared with negative $37.1m as at January 31, 2020, a decrease of $26.9m. An improved cash position, lower payables and maturity of borrowings driving the key differences.

Cash flows

	6 months ended July 31, 2020 NZ$000’s	6 months ended July 31, 2019 NZ$000’s
Net cash inflow/(outflow) from operating activities	378	(9,689)
Net cash outflow from investing activities	(243)	(605)
Net cash inflow from financing activities	14,138	9,734
Net increase/(decrease) in cash and cash equivalents held	14,273	(560)
Cash and cash equivalents at end of the half year	18,119	1,522

Operating Activities

Net cash inflow from operating activities for the 6-month period to July 31, 2020 was 0.4m compared to net cash outflow for 6-month period to July 31, 2019 of $9.7m, which was driven by net loss for both periods.

Investing Activities

Net cash outflow from investing activities for the 6-month period to July 31, 2020 was $0.2m, and for the 6-month period to July 31, 2019 was $0.6m. The outflow for both periods was due to fixed asset additions.

Financing Activities

Net cash inflow from financing activities for the 6-month period to July 31, 2020 and 6-month period to July 31, 2019 were positive $14.1m and $9.7m, respectively. During the 6-month period to July 31, 2020 the company raised US$19.3m through the issue of shares and convertible notes. These funds were used to fund losses and working capital requirements.

Equity Financing Transactions

On October 19, 2020, we entered into the New Sales Agreement with Maxim, pursuant to which we may sell, from time to time, through Maxim, ordinary shares having an aggregate offering price of up to US$50,000,000. Sales of the shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act.

We are also party to the Prior Sales Agreement with Maxim, originally dated as of August 20, 2020 and amended as of September 25, 2020, pursuant to which we may sell, from time to time, through Maxim, ordinary shares having an aggregate offering price of up to US$18,500,000. As of October 30, 2020, we had sold an aggregate of 138,252,413 ordinary shares in an “at the market offering” for gross proceeds of US$17,998,700 (NZ$27,271,000) and net proceeds of US$17,459,000 (NZ$26,453,000), after payment to Maxim of an aggregate of US$540,000 (NZ$818,000) in commissions.

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Outstanding Indebtedness and Conversions of Indebtedness

Senior Secured Credit Facility

On June 27, 2016, we entered into a banking arrangement with BNZ, which included a term loan facility and revolving (working capital) loan facility. The facility limits of the term loan and revolving loan were $54,000,000 in aggregate. On June 13, 2018, we entered into a Deed of Amendment with BNZ to reduce the facility limits from $54,000,000 in the aggregate to a single revolving facility limit of NZ$20,000,000. In addition, the new facility takes over guarantees and financial instruments totaling NZ$1,345,000. In connection with the Deed of Amendment, we repaid approximately NZ$18 million of the outstanding loans.

Effective March 12, 2020, we entered into the Restated Facility Agreement. Under the Restated Facility Agreement, BNZ will continue to make available (i) the Revolving Facility, for which the facility limit, as amended, initially was NZ$16.7 million, and (ii) the Instrument Facility, for which the facility limit was NZ$1.345 million. We agreed to reduce our indebtedness under the Restated Facility Agreement by an aggregate of NZ$7.0 million in installments between March 31, 2020 and November 30, 2021, which will also reduce the facility limit under the Revolving Facility. As of October 30, 2020, we have made an aggregate of NZ$0.7m in installment payments. The facilities terminate on March 12, 2022.

Drawings in New Zealand dollars will bear interest for each interest period at a rate per annum equal to the sum of (i) the New Zealand bank bill reference rate administered by the New Zealand Financial Markets Association, as determined and adjusted in accordance with the Restated Facility Agreement, (ii) a liquidity premium determined by BNZ from time to time and advised to us, (iii) a business basis premium published by BNZ on its website, if the interest period is greater than one month but less than three months, and (iv) 2.00% per annum. Each interest period will be three months, unless otherwise agreed by BNZ.

BNZ will make instruments available under the Instrument Facility, subject to the facility limit and certain other conditions being satisfied. The types of available instruments include letters of credit, bank guarantees and performance bonds. The expiration, repayment or other discharge of an instrument does not reduce the facility limit for the Instrument Facility. All instruments will expire no later than the termination date of the facilities.

The Borrower paid BNZ a one-time establishment fee equal to 3% of the aggregate facility limit and will pay BNZ an annual line fee equal to 2% of the aggregate facility limit.

All of the obligations under the Restated Facility Agreement are guaranteed by us and the other Guarantors. The obligations are secured pursuant to a general security interest granted over the assets of Bendon, us and certain of the other Guarantors.

The Restated Agreement contains certain customary representations, covenants and events of default. The Restated Facility Agreement also includes financial covenants providing that (i) for any calendar month in the 12-month period preceding each fiscal quarter end, our actual sales and gross profit shall not vary adversely by more than 15% from our budget and (ii) for each calendar month, the ratio of inventory to debt under the Revolving Facility shall be more than 1.35 times until July 31, 2020 and more than 1.65 times thereafter.

During the period, due to the impact of COVID-19 we have not been compliant with financial covenants under the Restated Facility Agreement, and we are currently in negotiations with BNZ to revise these temporarily.

The amount outstanding under the Revolving Facility as of January 31, 2020 and July 31, 2020 was $17.9m and NZ$16.7m, respectively. The amount outstanding under the Revolving Facility as of October 30, 2020 was NZ$16.0m. The average interest rate on the Revolving Facility varied between 4.6% and 5.26% for the 6 months ended July 31, 2020. The interest rate on the Revolving Facility as of October 30, 2020 was 4.28%.

Notes Issued in October, November, and December 2019 and January, February, and April 2020

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a Prior Note and a warrant to purchase ordinary shares to an Affiliated Holder. Each private placement of a Prior Note was made pursuant to an SPA with the applicable Affiliated Holder. The aggregate purchase price of the Prior Notes was US$15,500,000 (NZ$23,485,000). Each of the Prior Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Prior Note. In addition, the applicable Affiliated Holder had the right to exchange each warrant for a 5% increase in the outstanding balance of the related Prior Note, a right the Affiliated Holder exercised in each case. Because we did not timely complete an equity financing as required by each of the Prior Notes and did not timely file a registration statement as required by the Prior Notes issued in February and April 2020, the outstanding balance of each applicable Prior Note was increased by 10% for each such occurrence.

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Each of the Prior Notes issued in October, November and December 2019 and January 2020 had an initial fixed conversion price of US$5.00 per share (in the case of the October 2019 note) or US$4.00 per share (in the case of the other notes). Pursuant to amendments in January 2020, on three occasions, we temporarily reduced the conversion price of the Prior Note issued in December 2019. Furthermore, pursuant to amendments in April and June 2020, we modified the Prior Notes issued in October, November and December 2019 and January 2020 so that they could be converted at a floating conversion price, provided we approved each such conversion. Subject to our approval, the holders of such Prior Notes could convert the outstanding balance of the notes into ordinary shares at a conversion price per share that was equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the ordinary shares in the preceding 20 trading days, but in any event not less than a specified floor price. As of January 31, 2020, US$400,000 of the outstanding balance of the Prior Note issued in December 2019 had been converted into 480,480 ordinary shares. As of July 31, 2020, the entire outstanding balance of the Prior Notes issued in October, November and December 2019 and January 2020, or approximately US$15,000,000 (NZ$22,700,000), had been converted into 35,746,486 ordinary shares.

In August 2020, we entered into a similar amendment with respect the Prior Note issued in February 2020, so that it also may be converted at a floating conversion price, provided we approve each such conversion, on the same terms as described above. The Prior Note issued in April 2020 remains convertible only at its initial fixed conversion price. As of July 31, 2020, none of the Prior Notes issued in February and April 2020 had been converted into ordinary shares. As of October 30, 2020, US$350,000 (NZ$530,000) of the outstanding balance of the Prior Note issued in February 2020 had been converted into 1,875,670 ordinary shares.

Each of the remaining Prior Notes issued in February and April 2020 bears interest at 20% per annum, compounded daily, and matures two years after its issuance. We have the right to prepay the remaining Prior Notes in cash, subject to a 25% premium. The Affiliated Holders have the right, beginning six months after the cash payment of the purchase price, to cause us to redeem any portion of the remaining Prior Notes, up to a maximum of US$600,000 per month, in the case of the February 2020 Prior Note, and US$300,000 per month, in the case of the April 2020 Prior Note.

The SPAs include certain customary representations and warranties and covenants. We also granted the Affiliated Holders, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the transaction documents for the Prior Notes. We further agreed not to engage in sales of equity securities in excess of US$3 million per calendar month (except such limit shall be US$1.5 million for April and May 2020) or US$15 million cumulatively. The right of first offer and the restriction on sales of equity securities expire under certain conditions as set forth in the Note SPAs, and do not apply to one financing of up to US$12 million, provided the securities are not registered for resale within six months and certain other conditions are met. The Prior Notes are subordinated to the credit facility with the BNZ.

Each Prior Note includes certain customary events of default. Upon the occurrence of an event of default, the holder may accelerate the Prior Note, such that all amounts due under the Prior Note, plus up to an additional 25%, will become immediately due and payable. The holder may also increase the interest rate to 22% per annum. Acceleration of each Prior Note is automatic in the case of events of default relating to our bankruptcy or insolvency.

As of January 31, 2020 and July 31, 2020, the aggregate outstanding principal balance of the Prior Notes was approximately US$13,000,000 (NZ$19,698,000) and US$6,569,000 (NZ$9,953,000), respectively. As of October 30, 2020, the aggregate outstanding principal balance of the Prior Notes was approximately US$6,543,000 (NZ$9,913,000).

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Note and Purchase Warrant Issued in July 2020

In July 2020, we completed the private placement of the July Note and the July Purchase Warrant to one of the Affiliated Holders, Iliad Research Trading L.P., pursuant to the July SPA, for an aggregate purchase price of US$8,000,000 (NZ$12,100,000). The July Note was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of the July Note, for an original principal balance of US$8,420,000. We also granted a financing rebate to the Affiliated Holder, resulting in net proceeds to us of approximately US$7,200,000 (NZ$10,900,000) from the sale of the July Note. The July Note accrues interest at the following rate: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The July Note matures on the second anniversary of its issuance.

The July Note is convertible at the election of the Affiliated Holder into ordinary shares at a conversion price equal to the lower of US$0.2424 (80% of the closing bid price of the ordinary shares on the trading day immediately prior to August 24, 2020, the date the resale registration statement for the ordinary shares underlying the July Note was declared effective). In addition, during the ten-day period following August 24, 2020, we had the right to require the Affiliated Holder to convert the entire principal amount of the July Note in excess of US$2,100,000, and all accrued interest on the July Note, into ordinary shares. Between August 25 and September 2, 2020, the Affiliated Holder exercised its right to convert US$1,780,960 in principal amount of the July Note, resulting in the issuance of 7,347,195 ordinary shares. On September 3, 2020, we exercised our right in full to require conversion of the July Note. To the extent the Affiliated Holder would have beneficially owned more than 9.9% of our outstanding ordinary shares after such required conversion, we issued to the Affiliated Holder “pre-funded” warrants (the “July Pre-Funded Warrants”) in lieu of such shares. As a result, we issued 3,316,521 ordinary shares and a July Pre-Funded Warrant to purchase 15,492,344 ordinary shares to the Affiliated Holder on September 3, 2020. The Affiliated Holder subsequently exercised the July Pre-Funded Warrant in full.

The July Note may not be converted to the extent the Affiliated Holder or any of its affiliates would beneficially own more than 9.9% of our ordinary shares after giving effect to such conversion.

We are subject to certain customary affirmative and negative covenants under the July Note regarding repayment of other indebtedness, payment of cash dividends, distributions or redemptions, transfer of assets and modification of the maturity of other indebtedness, among other matters. Pursuant to the July SPA, we also granted the Affiliated Holder, for any financing through the sale of equity securities, a right of first offer to complete the financing on substantially the terms contained in the July SPA and related agreements. The right of first offer expires under certain conditions as set forth in the July SPA, and does not apply to any financings through the sale of ordinary shares only, or to one financing of up to US$12 million, provided, in the latter case, that the securities are not registered for resale within six months and certain other conditions are met. The July Note is subordinated to the credit facility with the BNZ.

The July Note includes certain customary events of default. Upon the occurrence of an event of default, the Affiliated Holder may require us to redeem the July Note, in whole or in part, at price equal to 110% of the amount to be redeemed. In addition, during the continuance of an event of default, the interest rate will be increased to 20.0% per annum.

As of July 31, 2020 and October 30, 2020, the outstanding balance of the July Note was approximately US$8,423,000 (NZ$12,762,000) and US$2,110,000 (NZ$3,197,000) respectively.

The July Purchase Warrant entitles the Affiliated Holder to purchase ordinary shares at an exercise price of US$0.6707 per share. The July Purchase Warrant expires on July 24, 2025. As of July 31, 2020, the July Purchase Warrant had not been exercised. In addition, if the exercise price of the July Purchase Warrants is higher than the last closing bid price of the ordinary shares, the July Purchase Warrants may be exercised on a cashless basis for a number of shares equal to the Black-Scholes value per share underlying the July Purchase Warrant, multiplied by the number of shares as to which the July Purchase Warrant is being exercised, divided by the closing bid price as of two business days prior to the exercise date, but in any event not less than the floor price specified in the July Purchase Warrant. For this purpose, the Black-Scholes value per share underlying the July Purchase Warrant is a fixed value as set forth in the July Purchase Warrant.

If the last closing bid price of the ordinary shares is higher than the exercise price of the July Purchase Warrants, at any time after January 24, 2021 when there is no effective registration statement registering, or no current prospectus available for, the resale of the underlying shares, the July Purchase Warrant may be exercised on a cashless basis for a number of shares equal to the difference between the closing bid price as of two business days prior to the exercise date and the exercise price, divided by the closing bid price as of two business days prior to the exercise date, multiplied by the number of shares as to which the July Purchase Warrant is being exercised.

17

The July Purchase Warrant may not be exercised to the extent the holder or any of its affiliates would beneficially own more than 9.9% of our ordinary shares after giving effect to such exercise.

As of October 30, 2020, the July Purchase Warrant had been exercised as to 7,251,581 ordinary shares on a cashless exercise basis using the Black-Scholes value, resulting in the issuance of 31,253,032 ordinary shares, and 11,884,783 ordinary shares remained subject to the July Purchase Warrant.

Other Indebtedness

We had additional indebtedness outstanding relating to a promissory note that originally was convertible, but as to which the conversion right has expired. On July 3, 2020, we entered into an Exchange Agreement with the noteholder, pursuant to which the promissory note was exchanged for 1,666,667 ordinary shares. As of July 31, 2020 and October 30, 2020, the amount outstanding under the promissory note was NZ$0m and NZ$0, respectively.

Research and Development, Patents and Licenses

We do not have any set research and development policies and have not spent a significant amount on research and development in the three years ended January 31, 2018, 2019 or 2020 or in the 6-months ended July 31, 2020.

Off-balance Sheet Arrangements

Except for amounts due under operating lease commitments as disclosed in Item 5.F of our Annual Report and in “Contractual Obligations” below, we do not have any material off-balance sheet commitments or arrangements.

Contractual Obligations

For information on our contractual obligations as of January 31, 2020, see Item 5.F of our Annual Report. During the 6-months ended July 31, 2020, our contractual obligations, excluding trade creditors, changed as follows:

Our convertible note obligations were reduced by NZ$22.7m (US$14.9) through the conversion of such notes to equity and our other loans were reduced by NZ$1.6m through the exchange of the promissory note evidencing such loans for equity, each as described in “Liquidity, and Capital Resources” above.

18

Naked Brand Group Limited

Contents

For the Half Year Ended 31 July 2020

Naked Brand Group Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the 6 Months Ended 31 July 2020 and 2019

	Note	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Continuing operations
Revenue	6	34,564	42,094
Cost of sale of goods		(20,427)	(28,129)
Gross profit		14,137	13,965
Other income	6	3,162	-
Rent concessions received		722	-
Brand management expenses		(14,129)	(17,180)
Administrative expenses		(4,963)	(5,125)
Corporate expenses		(3,957)	(5,656)
Finance expenses	6	(4,158)	(2,230)
Brand transition, restructure and transaction expenses	6	(8,326)	(5,846)
Impairment expense	6	(2,815)	(6,849)
Other foreign currency gains	6	1,914	953
Loss before income tax		(18,413)	(27,968)
Income tax expense	6	(41)	(761)
Loss for the period		(18,454)	(28,729)
Other comprehensive income
Items that may be reclassified to profit or loss
Exchange rate differences on translation of foreign operations		(1,242)	1,514
Other comprehensive loss for the period, net of tax		(1,242)	1,514
Total comprehensive loss for the period		(19,696)	(27,215)
Total comprehensive loss attributable to:
Owners of Naked Brand Group Limited		(19,696)	(27,215)

		6 months to 31 July 2020 NZ $	6 months to 31 July 2019 NZ $
Loss per share from loss from continuing operations attributable to the ordinary equity holders of Naked Brand Group Limited
Basic loss per share (NZ$)	15	(1.43)	(52.23)
Diluted loss per share (NZ$)	15	(1.43)	(52.23)

On 20 December 2019 the company executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the calculation of loss per share for the comparative periods. More details are contained in note 15.

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

F-1

Naked Brand Group Limited

Consolidated Balance Sheet

As at 31 July 2020 and 31 January 2020

	Note	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Assets
Current assets
Cash and cash equivalents		18,119	3,791
Trade and other receivables		4,915	6,057
Inventories		16,931	23,539
Current tax receivable		82	4
Total current assets		40,047	33,391
Non-current assets
Property, plant and equipment	8	2,086	3,037
Right-of-use assets	9	21,283	23,809
Intangible assets	10	26,397	28,293
Total non-current assets		49,766	55,139
Total assets		89,813	88,530
Liabilities
Current liabilities
Trade and other payables	11	17,175	22,430
Borrowings	12	16,295	19,215
Lease liabilities		7,341	8,112
Provisions	13	9,443	5,844
Total current liabilities		50,254	55,601
Non-current liabilities
Lease liabilities		17,489	17,719
Borrowings	12	22,387	19,698
Provisions	13	1,391	1,796
Total non-current liabilities		41,267	39,213
Total liabilities		91,521	94,814
Net assets/(liabilities)		(1,708)	(6,284)
Equity
Share capital	14	194,465	170,193
Other reserves		(1,124)	118
Accumulated losses		(195,049)	(176,595)
Total equity		(1,708)	(6,284)

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

F-2

Naked Brand Group Limited

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 July 2020 and 2019

	Share capital NZ $000’s	Accumulated losses NZ $000’s	Foreign currency translation reserve NZ $000’s	Total NZ $000’s
Balance at 1 February 2019 (as originally presented)	134,183	(121,651)	(2,013)	10,519
Adoption of IFRS 16	-	(639)	-	(639)
Restated total equity at 1 February 2019	134,183	(122,290)	(2,013)	9,880

Loss for the half year	-	(28,729)	-	(28,729)
Other comprehensive income for the half year	-	-	1,514	1,514
Total comprehensive loss for the half year	-	(28,729)	1,514	(27,215)

Transaction with owners in their capacity as owners
Warrants issued	191	-	-	191
Issuance of new shares	19,713	-	-	19,713
Conversion of debt	1,449	-	-	1,449
Balance at 31 July 2019	155,536	(151,019)	(499)	4,018
Balance at 1 February 2020	170,193	(176,595)	118	(6,284)

Loss for the half year	-	(18,454)	-	(18,454)
Other comprehensive loss for the half year	-	-	(1,242)	(1,242)
Total comprehensive loss for the half year	-	(18,454)	(1,242)	(19,696)

Transaction with owners in their capacity as owners
Convertible notes converted to equity	22,583	-	-	22,583
Conversion of debt	1,689	-	-	1,689
Balance at 31 July 2020	194,465	(195,049)	(1,124)	(1,708)

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

F-3

Naked Brand Group Limited

Consolidated Statement of Cash Flows

For the Half Year Ended 31 July 2020 and 2019

	Note	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s
Cash flows from operating activities
Receipts from customers		38,761	51,756
Proceeds from Government subsidies		2,514	-
Rent concessions received		722	-
Payments to suppliers and employees		(41,578)	(62,123)
Proceeds from payments for settlement of financial assets at fair value through profit or loss		-	729
Income taxes paid		(41)	(51)
Net cash inflow/(outflow) from operating activities	17	378	(9,689)

Cash flows from investing activities
Payment for intangible asset		(86)	-
Payments for property, plant and equipment		(157)	(605)
Net cash outflow from investing activities		(243)	(605)

Cash flows from financing activities
Proceeds from issue of shares		-	9,923
Proceeds from borrowings - Convertible notes issued		19,309	4,571
Repayment of borrowings - Bank		(1,200)	-
Repayments of lease liabilities		(3.431)	(3,785)
Interest paid		(540)	(975)
Net cash inflow from financing activities		14,138	9,734

Net increase/(decrease) in cash and cash equivalents held		14,273	(560)
Cash and cash equivalents at beginning of the year		3,791	1,962
Effects of exchange rate changes on cash and cash equivalents		55	120
Cash and cash equivalents at end of the half year		18,119	1,522

The above consolidated statement of cashflows should be read in conjunction with the accompanying notes.

F-4

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

1	Description of the business

Naked Brand Group Limited (“the Group”) is a designer, distributor, wholesaler and retailer of women’s and men’s intimates apparel globally. The Group sells its merchandise through retail and outlet stores in New Zealand and Australia, wholesale operations in New Zealand, Australia, the United States and Europe, and through online channels. The Group operates both licenced and owned brands, including the following:

Licenced brands:

Heidi Klum, Fredericks of Hollywood

Owned brands:

Pleasure State, Davenport, Lovable, Bendon, Fayreform, VaVoom, Evollove, Hickory

In the prior year the following significant changes occurred:

On 28 January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m

On 31 January 2020, the licence agreement with Heidi Klum was terminated by mutual consent for a fee of US$3.5m which is to be paid in monthly instalments up to and including 30 December 2020.

We may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. We also may continue selling any inventory bearing the Naked brand that was in existence as of the closing.

The amounts in the financial statements have been rounded to the nearest thousand dollars.

2	Basis of preparation of half year report

The Group has presented its interim consolidated financial report for the half year ended 31 July 2020 in accordance with IAS 34 Interim Financial Reporting.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the last annual report for the year ended 31 January 2020 and any public announcement made by the Group during the interim reporting period.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period except for amendments to IFRS 16: COVID-19 Related Rent Concessions, which were adopted on 1 June 2020.

Amendments to IFRS 16: COVID-19-Related Rent Concessions

Effective 1 June 2020, IFRS 16 was amended to provide a practical expedient for lessees accounting for rent concessions that arise as a direct consequence of the COVID-19 pandemic and satisfy the following criteria:

(a) The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change;

(b) The reduction is lease payments affects only payments originally due on or before 31 July 2021; and

(c) There are is no substantive change to other terms and conditions of the lease.

Rent concessions that satisfy these criteria may be accounted for in accordance with the practical expedient, which means the lessee does not need to assess whether the rent concession meets the definition of a lease modification. Lessees apply other requirements in IFRS 16 in accounting for the concession.

The Group has elected to utilise the practical expedient for all rent concessions that meet the criteria. The practical expedient has been applied retrospectively, meaning it has been applied to all rent concessions that satisfy the criteria, which in the case of the Group, occurred from March 2020 to July 2020. The amount recognised in profit or loss is $722k.

Accounting for the rent concessions as lease modifications would have resulted in the Group remeasuring the lease liability to reflect the revised consideration using a revised discount rate, with the effect of the change in the lease liability recorded against the right-of-use asset. By applying the practical expedient, the Group is not required to determine a revised discount rate and the effect of the change in the lease liability is reflected in profit or loss in the period in which the event or condition that triggers the rent concession occurs.

These interim financial statements are unaudited. In the opinion of management, these interim financial statements include all the adjustments necessary in order to make these interim financial statements not misleading.

(a) Historical cost convention

The financial statements are based on historical costs, except for the measurement at fair value of selected financial assets and financial liabilities.

F-5

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies

(a)	Going concern

The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

For the 6 months ended 31 July 2020 the Group experienced a loss after income tax from continuing operations of NZ$18.5 million and operating cash inflows of NZ$0.4 million. It has net current liabilities of NZ$10.2 million and a net liability position of NZ$1.7 million.

The results for the 6 months ended 31 July 2020 has been adversely impacted by COVID-19 which has negatively impacted trading due to store closures (retail and wholesale) as well as delayed inventory shipments from suppliers. To mitigate the significant impact on cash flow, the Group has worked with suppliers (including landlords) to obtain support with delayed payments and in some instances reduced payments. During the period of reporting the Group had obtained rent concessions totalling NZ$0.7 million. Employees agreed to work reduced hours and the business received subsidies from both New Zealand and Australian governments. At the date of this report the Group had received NZ$2.0 million from the New Zealand government and NZ$0.5m from the Australian Government. The Group remains in discussion with the bank who agreed to defer loan repayments.

The business also incurred transaction expenses of NZ$10.6 million, of which $4.9 million is in relation to financing the business and an additional $5.7 million being provided for to satisfy a complaint made against the Group. Please refer to note 13 for more detail.

Management has also engaged in further restructuring of the business operations, reducing costs across distribution channels, renegotiating supplier contracts, resetting customer supply commitments, and updating leadership roles.

On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2020: NZD$17,900,000) until March 2022. The amended agreement stipulates the repayment dates to reduce the facility to March 2022 and compliance with additional covenants.

Under the terms of the facility, the Group must meet specific covenant obligations namely sales and gross margin adverse variances to budget to be no greater than 15% and inventory to cover bank debt 1.35 times (increasing to 1.65 times from and including 31 July 2020). In the first six months of the year, the Group was on average in breach of all covenant measures. The extended borrowing has therefore been classified as a current liability as at 31 July 2020. Sales, gross margin and inventory were all negatively impacted by COVID-19 due to store closures and delayed inventory shipments from suppliers.

During the period ended 31 July 2020, the Group raised $19.3m of funds through the issuance of convertible notes to assist with operating cash outflows and repay $1.2m of the bank debt carried forward from the prior year reducing the balance from $17.9m to $16.7m.

Despite the ongoing losses, and the other negative financial conditions, the Directors are confident that the Group will continue as a going concern. However, while the Directors are confident of continuing as a going concern and meeting its debt obligation to its bank and creditor commitments as they fall due, the going concern is dependent upon the Directors and Group being successful in raising additional capital, generating sufficient sales and increasing gross margins while the Group has already made significant overhead reductions.

The Directors’ believe that the Group will be successful in the raising capital, generating sales and increasing gross margin and accordingly, have prepared the report on a going concern basis.

As a result, the viability of the Group is dependent on the above maters. The dependence on these matters raises substantial doubt about the Group’s ability to continue as a going concern and therefore whether the Group will realize the assets and extinguish the liabilities in the normal course of business and the amounts stated in the financial reports.

(b)	Basis for consolidation

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

When the group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

F-6

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(c)	Business combinations

Business combinations are accounted for by applying the acquisition method which requires an acquiring entity to be identified in all cases. The acquisition date under this method is the date that the acquiring entity obtains control over the acquired entity.

The fair value of identifiable assets and liabilities acquired are recognised in the consolidated financial statements at the acquisition date.

Goodwill or a gain on bargain purchase may arise on the acquisition date, this is calculated by comparing the consideration transferred and the amount of non-controlling interest in the acquiree with the fair value of the net identifiable assets acquired. Where consideration is greater than the net assets acquired, the excess is recorded as goodwill. Where the net assets acquired are greater than the consideration, the measurement basis of the net assets are reassessed and then a gain from bargain purchase recognised in profit or loss.

All acquisition-related costs are recognised as expenses in the periods in which the costs are incurred except for costs to issue debt or equity securities.

Any contingent consideration which forms part of the combination is recognised at fair value at the acquisition date. If the contingent consideration is classified as equity, then it is not remeasured, and the settlement is accounted for within equity. Otherwise subsequent changes in the value of the contingent consideration liability are measured through profit or loss.

(d)	Income Tax

The tax expense/(benefit) recognised in the consolidated statements of profit or loss and other comprehensive income comprises of current income tax expense plus deferred tax expense/(benefit).

Current tax is the amount of income taxes payable/(recoverable) in respect of the taxable profit/(loss) for the period and is measured at the amount expected to be paid to/(recovered from) the taxation authorities, using the tax rates and laws that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period. Current tax liabilities/(assets) are measured at the amounts expected to be paid to/(recovered from) the relevant taxation authority.

Deferred tax is provided on temporary differences which are determined by comparing the carrying amounts of tax bases of assets and liabilities to the carrying amounts in the consolidated financial statements.

Deferred tax is not provided for the following:

●	The initial recognition of an asset or liability in a transaction that is not a business combination and at the time of the transaction, affects neither accounting profit nor taxable profit/(tax loss).
●	Taxable temporary differences arising on the initial recognition of goodwill.
●	Temporary differences related to investment in subsidiaries, associates and jointly controlled entities to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by each jurisdiction by the end of the reporting period.

Deferred tax assets are recognised for all deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and losses can be utilised.

Current and deferred tax is recognised as income or an expense and included in profit or loss for the period except where the tax arises from a transaction which is recognised in other comprehensive income or equity, in which case the tax is recognised in other comprehensive income or equity respectively.

In determining the amount of current and deferred income tax, the Group takes into account the impact of uncertain income tax positions and whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Group to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

F-7

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(e)	Revenue and other income

Sale of goods

Sales of goods through retail stores, e-commerce and wholesale channels are recognised at a point in time when there has been a transfer of control of goods to the customer. Control of goods transfer at point of sale for retail stores sales. For wholesale and e- commerce sales, control of goods are transferred when goods are delivered to customers, and therefore reflects an estimate of shipments that have not been received at the reporting date based on shipping terms and historical delivery times. The Group also provides a reserve for projected merchandise returns based on prior experience.

The Group sells gift cards to customers. The Group recognises revenue from gift cards when they are redeemed by the customers. In addition, the Group recognises revenue on unredeemed gift cards after one year when the gift cards have expired.

(i)	Sale of goods - wholesale

The Group sells a range of lingerie products in the wholesale market. Sales are recognised at a point in time when control of the products has transferred, being when the products are delivered to the wholesaler, the wholesaler has full discretion over the channel and price to sell the products, and there is no unfulfilled obligation that could affect the wholesaler’s acceptance of the products. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred to the wholesaler, and either the wholesaler has accepted the products in accordance with the sales contract, the acceptance provisions have lapsed, or the group has objective evidence that all criteria for acceptance have been satisfied.

The contracts with wholesalers have no specific terms on volume and price, and are not modified during the terms. Revenue from these sales is recognised based on the price specified in the contract, net of the estimated volume discounts. The estimates of discount is based on the trading terms in the contracts, and revenue is only recognised to the extent that it is highly probable that a significant reversal will not occur. A refund liability (included in trade and other payables) is recognised for expected volume payable to customers in relation to sales made until the end of the reporting period. The Group’s obligation to provide a refund for faulty products under the standard trading terms is recognised as a provision.

(ii)	Sale of goods - retail/e-commerce

The group operates a chain of retail stores and e-commerce websites selling lingerie products. Revenue from the sale of goods is recognised at a point in time when a group entity sells a product to the customer.

Payment of the transaction price is due immediately when the customer purchases the product. It is the group’s policy to sell its products to the end customer with a right of return within 30 days. Therefore, a refund liability (included in trade and other payables) and a right to the returned goods (included in inventory) are recognised for the products expected to be returned. Accumulated experience is used to estimate such returns at the time of sale at a portfolio level (expected value method).

Because the number of products returned has been steady for years, it is highly probable that a significant reversal in the cumulative revenue recognised will not occur. The validity of this assumption and the estimated amount of returns are reassessed at each reporting date.

Interest revenue

Interest is recognised using the effective interest method and recognised when it is earned.

Dividend revenue

Dividends are recognised when the entity’s right to receive payment is established. The Group did not receive dividend revenue during the period.

Rendering of services

Revenue from service transactions are recognised as services are performed. The Group did not receive any service revenue.

Other income

Other income is recognised on an accruals basis when the Group is entitled to it. Wage subsidy and Job keeper payments are considered ‘government grants’ and accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, because they are being provided by the Government in return for compliance with conditions relating to the operating activities of the Group. The grant is recognised as income when the Group is reasonably assured that it will comply with the conditions attached to it, and the grant will be received. The grant is recognised as a receivable when the associated wage payments are made. Receipt of reimbursement from the government reduces the receivable. During the period the Group has recognised $3.2m in relation to Government grants and wage subsidies.

F-8

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(f)	Brand management, administrative and corporate expenses

Corporate expenses include head office costs such as human resources, finance team and rental costs. Administrative expenses include depreciation and amortisation of intangible assets, as well as professional accounting fees. Brand management expenses includes other costs incurred in selling products, including advertising, design and retail store occupancy and payroll.

(g)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowing pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

(h)	Inventories

Inventories are measured at the lower of cost and net realisable value. Cost of inventory is determined using the weighted average costs basis and is net of any rebates and discounts received. Net realisable value represents the estimated selling price for inventories less costs necessary to make the sale. Net realisable value is estimated using the most reliable evidence available at the reporting date and inventory is written down through an obsolescence provision if necessary.

(i)	Property, plant and equipment

Plant and equipment

Plant and equipment are measured using the cost model.

Under the cost model the asset is carried at its cost less any accumulated depreciation and any impairment losses. Costs include purchase price and other directly attributable costs associated with locating the asset to the installation site, where applicable.

Depreciation

Property, plant and equipment, is depreciated on a straight-line basis over the asset’s useful life to the Group, commencing when the asset is ready for use.

The estimated useful lives used for each class of depreciable asset are shown below:

Fixed asset class	Useful life

Leasehold improvements	1 - 10 years and where shorter over the lease term
Plant, furniture, fittings and motor vehicles	3 - 7 years

At the end of each annual reporting period, the depreciation method, useful life and residual value of each asset is reviewed. Any revisions are accounted for prospectively as a change in accounting estimate.

(j)	Leases

The Group adopted IFRS 16 on 1 February 2019. The standard replaces IAS 17 ‘Leases’ and IFRIC 4 ‘Determining whether an Arrangement Contains a Lease’ and for lessees eliminates the classifications of operating leases and finance leases. Straight-line operating lease expense recognition is replaced with a depreciation charge for the right-of-use assets (included in operating costs) and an interest expense on the recognised lease liabilities (included in finance costs). In the earlier periods of the lease, the expenses associated with the lease under IFRS 16 will be higher when compared to lease expenses under IAS 17. However, EBITDA (Earnings Before Interest, Tax, Depletion, Depreciation and Amortisation) results improve as the operating expense is now replaced by interest expense and depreciation in profit or loss. For classification within the statement of cash flows, the interest portion is disclosed in operating activities and the principal portion of the lease payments are separately disclosed in financing activities. For lessor accounting, the standard does not substantially change how a lessor accounts for leases.

During the period, the Group received rent concessions of NZ$0.7m, due to COVID-19 and has applied “practical expedients” as permitted by IFRS 16.

F-9

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(j)	Leases (continued)

Right-of-use assets

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Group expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the consolidated entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

(k) Financial instruments

Financial instruments are recognised initially using trade date accounting, i.e. on the date that the Group becomes party to the contractual provisions of the instrument.

On initial recognition, all financial instruments are measured at fair value plus transaction costs (except for instruments measured at fair value through profit or loss where transaction costs are expensed as incurred).

Financial Assets

(i) Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through Other Comprehensive Income “OCI” or through profit or loss), and
●	those to be measured at amortised cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

The group reclassifies debt investments when and only when its business model for managing those assets changes.

(ii) Recognition and derecognition

Purchases and sales of financial assets are recognised on trade-date, the date on which the group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(iii) Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset.

Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

●	Amortised cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

●	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognised in profit or loss. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to profit or loss and recognised in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

F-10

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(k)	Financial instruments

●	FVPL: Assets that do not meet the criteria for amortised cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognised in profit or loss and presented net within other gains/(losses) in the period in which it arises.

Equity instruments

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVPL are recognised in other gains/(losses) in the statement of profit or loss as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVOCI are not reported separately from other changes in fair value.

(v) Impairment

The Group assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortised cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

(v) Subsequent measurement

If there is objective evidence that an impairment loss on financial assets carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the financial assets original effective interest rate.

Subsequent recoveries of amounts previously written off are credited against other expenses in profit or loss.

Financial liabilities

Financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ or other financial liabilities depending on the purpose for which the liability was acquired. Although the Group uses derivative financial instruments in economic hedges of currency and interest rate risk, it does not hedge account for these transactions.

The Group’s financial liabilities include borrowings, trade and other payables (including finance lease liabilities), which are measured at amortised cost using the effective interest rate method.

All of the Group’s derivative financial instruments that are not designated as hedging instruments are accounted for at fair value through profit or loss.

(l)	Impairment of non-financial assets

At the end of each reporting period the Group determines whether there is an evidence of an impairment indicator for non- financial assets.

Where an indicator exists and regardless for goodwill, indefinite life intangible assets and intangible assets not yet available for use, the recoverable amount of the asset is estimated.

Where assets do not operate independently of other assets, the recoverable amount of the relevant cash-generating unit (CGU) is estimated.

The recoverable amount of an asset or CGU is the higher of the fair value less costs of disposal and the value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. Where the recoverable amount is less than the carrying amount, an impairment loss is recognised in profit or loss. Reversal indicators are considered in subsequent periods for all assets which have suffered an impairment loss, except for goodwill.

(m)	Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(n)	Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less expected credit losses.

(o)	Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually due within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months after the reporting period. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

F-11

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(p)	Intangibles

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is calculated as the excess of the sum of:

i)       the consideration transferred;

ii)      any non-controlling interest; and

iii)     the acquisition date fair value of any previously held equity interest over the acquisition date fair value of net identifiable assets acquired in a business combination.

The value of goodwill recognised on acquisition of each subsidiary in which the Group holds less than a 100% interest will depend on the method adopted in measuring the aforementioned non-controlling interest. The Group can elect to measure the non-controlling interest in the acquiree either at fair value (‘full goodwill method’) or at the non-controlling interest’s proportionate share of the subsidiary’s identifiable net assets (‘proportionate interest method’). The Group determines which method to adopt for each acquisition.

Patents and licences

Separately acquired patents and licences are shown at historical cost. Licenses and customer contracts acquired in a business combination are recognised at fair value at the acquisition date. They have a finite useful life and are subsequently carried at cost less accumulated amortisation and impairment losses. Licence fees have an estimated useful life of 5-50 years.

Software

Software has a finite life and is carried at cost less any accumulated amortisation and impairment losses. It has an estimated useful life of between one and three years.

Brands

Brand assets relate to brands owned by the Group that have arisen on historical acquisitions. These assets were initially measured at fair value.

Brands are considered to have an indefinite life and are therefore not amortised. They are considered to have indefinite lives because there is no foreseeable limit to the period over which the asset is expected to generate net cash flows for the entity. The brands have been in existence for many years, are well established and show no signs of deteriorating.

They are assessed for impairment annually or more frequently if impairment indicators exist.

Amortisation

Amortisation is recognised in profit or loss on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill and brands, from the date that they are available for use.

Amortisation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

Goodwill and indefinite life brands are not amortised but are tested for impairment annually or more frequently if impairment indicators exist. Goodwill is allocated to the Group’s cash generating units or groups of cash generating units, which represent the lowest level at which goodwill is monitored but where such level is not larger than an operating segment. Gains and losses on the disposal of an entity include the carrying amount of goodwill related to the entity sold.

(q) Employee benefits

(i)     Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(ii)   Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high-quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Remeasurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

F-12

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(q)	Employee benefits (continued)

(iii)   Other long-term employee benefit obligations

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(r)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

Provisions are measured at the present value of management’s best estimate of the outflow required to settle the obligation at the end of the reporting period. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the unwinding of the discount is taken to finance costs in the consolidated statements of profit or loss and other comprehensive income.

Provisions recognised represent the best estimate of the amounts required to settle the obligation at the end of the reporting period.

(i)   Lease incentive provision

Lease contributions include payment for improvements initially funded by the landlord. The improvement asset is capitalised and a provision for the amount of landlord contribution is recognised. The provision is released on a monthly basis over the term of the lease of the property.

(ii)  Onerous contract provision

The Group provides for future losses on long-term contracts where it is considered probable that the contract costs are likely to exceed revenues in future years. A provision is required for the present value of future losses. Estimating these future losses involves a number of assumptions about the achievement of contract performance targets and the likely levels of future cost escalation over time.

(iii)  Make good provision

The Group is required to restore the lease premises of various retail stores to their original condition at the end of the respective lease terms. Provisions for make good obligations are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. A provision is recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the lease term.

(s)	Earnings/(loss) per share

(i) Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing:

●	the profit/(loss) attributable to owners of the Group, excluding any costs of servicing equity other than ordinary
●	by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings/(loss) per share

●	Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings per share to take into the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and
●	the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

For periods in which the Group has reported net losses, diluted net loss per share attributable to common shareholders is the same as basic net loss per share attributable to common stockholders, since their impact would be anti-dilutive to the calculation of net loss per share.

F-13

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(t)	Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a prepayment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(u)	Convertible Notes

On issuance of the convertible notes, an assessment is made to determine whether the convertible notes contain an equity instrument or whether the whole instrument should be classified as a financial liability.

When it is determined that the whole instrument is a financial liability and no equity instrument is identified (for example for foreign-currency-denominated convertibles notes), the conversion option is separated from the host debt and classified as a derivative liability. The carrying value of the host contract (a contract denominated in a foreign currency) at initial recognition is determined as the difference between the consideration received and the fair value of the embedded derivative. The host contract is subsequently measured at amortised cost using the effective interest rate method. The embedded derivative is subsequently measured at fair value at the end of each reporting period through the profit and loss. The convertible note and the derivative are presented as a single number on the balance sheet within interest-bearing loans and borrowings.

When it is determined that the instrument contains an equity component based on the terms of the contract, on issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non- convertible bond. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption. The remainder of the proceeds is allocated to the conversion option that is recognised and included in equity. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

(v)	Share capital and Warrants

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and warrants are recognised as a deduction from equity, net of any tax effects.

Warrants

Warrants issued by the Group and employee entitlements are recorded at fair value using the Black-Scholes option-pricing model. Employee entitlements are amortised over the terms of entitlement. In assessing the fair value of equity-based compensation and warrants, estimates have to be made regarding the expected volatility in share price, option life, dividend yield, risk-free rate, estimated life and estimated forfeitures at the initial grant date.

(w)	Foreign currency transactions and balances

Each of the entities within the Group prepare their financial statements based on the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in New Zealand dollars which is the parent entity’s functional and presentation currency.

F-14

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

3	Summary of significant accounting policies (continued)

(w)	Foreign currency transactions and balances (continued)

Transaction and balances

Foreign currency transactions are recorded at the spot rate on the date of the transaction.

At the end of the reporting period:

●	Foreign currency monetary items are translated using the closing foreign currency rate;
●	Non-monetary items that are measured at historical cost are translated using the exchange rate at the date of the transaction; and
●	Non-monetary items that are measured at fair value are translated using the rate at the date when fair value was determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition or in prior reporting periods are recognised through profit or loss, except where they relate to an item of other comprehensive income or whether they are deferred in equity as qualifying hedges.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

●	assets and liabilities are translated at period-end exchange rates prevailing at that reporting date;
●	income and expenses are translated at average exchange rates for the period where the average rate approximates the rate at the date of the transaction; and
●	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the consolidated balance sheets. These differences are recognised in the consolidated statements of profit or loss and other comprehensive income in the period in which the operation is disposed.

(x)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The executive directors are the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

4	Changes in accounting policies

During the period, the Group received rent concessions from a number of landlords across its retail & outlet stores as well as the its distribution centre. As such, the Group applied “practical expedients” as permitted under IFRS 16 in relation to rent concessions it received and has recognised the concessions in the income statement. The rent concessions are a temporary reduction in rent for a short period of time in relation to COVID-19. Upon review, the Group did not deem rent concessions as a modification to existing lease agreements.

5	Critical Accounting Estimates and Judgments

The directors make estimates and judgements during the preparation of these financial statements regarding assumptions about current and future events affecting transactions and balances.

These estimates and judgements are based on the best information available at the time of preparing the financial statements, however as additional information is known then the actual results may differ from the estimates.

The significant estimates and judgements made have been described below.

Key estimates – inventory

Each item on inventory is reviewed on an annual basis to determine whether it is being carried at higher than its net realisable value. During the period, management have written down inventory based on best estimate of the net realisable value, although until the time that inventory is sold this is an estimate.

Key estimates - fair value of financial instruments

The Group has certain financial assets and liabilities which are measured at fair value. Where fair value has not been able to be determined based on quoted price, a valuation model has been used. The inputs to these models are observable, where possible, however these techniques involve significant estimates and therefore fair value of the instruments could be affected by changes in these assumptions and inputs.

F-15

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

5	Critical Accounting Estimates and Judgments (continued)

Key estimates - impairment of intangible assets

In accordance with IAS 36 Impairment of Assets, the Group is required to estimate the recoverable amount of indefinite-lived brand assets at each reporting period.

Impairment testing is an area involving management judgement, requiring assessment as to whether the carrying value of assets can be supported by their value in use or fair value less cost to sell.

In calculating the fair value less costs to sell, certain assumptions are required to be made in respect of highly uncertain matters including management’s expectations of:

-	growth in brand revenues
-	market royalty rate
-	the selection of discount rates to reflect the risks involved, and
-	long-term growth rates

Changing the assumptions selected by management, in particular the growth rate, discount rate and market royalty rate assumption used, could significantly affect the Group’s impairment evaluation and hence results.

The Group’s review includes the key assumptions related to sensitivity in the model. Further details are provided in note 10 to the consolidated financial statements.

Key judgments – determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised within the next 12 months. As per the Group policy, the options are not exercised when the lease terms are beyond 12 months as of the assessment date. When the Group has the option to lease the assets for additional terms, it applies judgement in evaluating whether it is reasonably certain to exercise the option to renew, considering all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew.

Key judgments – rent concessions

Lease agreements have been reviewed and judgments have been made on whether rent concessions satisfy the criteria to be accounted for using the practical expedient introduced by the amendments to IFRS 16.

Key judgments – taxes

Deferred tax assets

Determining income tax provisions and the recognition of deferred tax assets including carried forward income tax involves judgment on the tax treatment of certain transactions. Deferred tax is recognised on tax losses not yet used and on temporary differences where it is probable that there will be taxable revenue against which these can be offset. Management has made judgments as to the probability of future taxable income being generated against which tax losses will be available for offset based on budgets, current and future expected economic conditions.

F-16

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

6	Profit and loss information

(a)    Revenue from continuing operations

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Gross revenue	35,144	47,809
Rebates	(580)	(5,715)
	34,564	42,094

Sale of goods
- Retail	14,863	19,000
- Wholesale	2,735	8,414
- E-commerce	16,966	14,680
	34,564	42,094

Disaggregation of revenue

The Group derives its revenue from the transfer of goods at a point in time. The table above provides a breakdown of revenue by major business line. The categories above depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic data. As disclosed in Note 7, the Group has three operating segments.

6	Profit and loss information (continued)

(b)    Significant items

The loss for the half year was derived after (charging) / crediting the following items that are unusual and of significance because of their size, nature and incidence:

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s
Other income
- Government subsides	3,162	-

Finance expenses
- Interest expense on external borrowings	(958)	(496)
- Interest expense on shareholder loans	-	(255)
- Interest expense on convertible loan notes	(2,763)	(274)
- Interest expense on leases	(713)	(857)
- Amortisation of loan set up costs	276	(348)
	(4,158)	(2,230)

Other foreign currency gains/(losses)
- Fair value gain on foreign exchange contracts	-	729
- Net foreign exchange gains/(losses)	1,914	224
	1,914	953
Impairment expense
- Impairment of intangible assets	(1,253)	(6,647)
- Impairment of property, plant and equipment	(341)	-
- Impairment of right-of-use assets	(1,221)	-
- Impairment of software	-	(202)
	(2,815)	(6,849)

F-17

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

6	Profit and loss information (continued)

(b) Significant items (continued)

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s
Brand transition, restructure and transaction income/(expense)
- Brand transition expenses	2,343	(258)
- Restructure expenses	(38)	-
- Transaction expenses	(10,631)	(5,588)
	(8,326)	(5,846)

(c) Income tax expense

Income tax expense/(benefits) is recognised based on the parent company’s effective annual income tax rate expected for the full financial year. The annual tax rate used for the half year to 31 July 2020 is 28% (6 months to 31 July 2019: 30%). The Group has assessed future forecast profits and concluded that not enough criteria have been satisfied to recognise any deferred tax assets at the period ended 31 July 2020. Unused tax losses do not have an expiry date.

The major components of tax expense/(benefit) comprise:

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s
Current tax
Current tax on losses for the period	2	9
Adjustment for current tax on prior periods	39	51
Total current tax expense	41	60

Deferred tax
Decrease in deferred tax asset	-	701
Income tax benefit for continuing operations	41	761

Reconciliation of income tax to accounting loss:
Loss before income tax	(18,413)	(27,968)
Tax at New Zealand tax rate 28%	(5,156)	(7,831)

Tax effect of:
- permanent differences	1,581	75
- adjustments in respect of current tax or prior periods	37	76
- effects of different tax rates of subsidiaries operating in other jurisdictions	(3)	(641)
- deferred tax assets relating to the current period not recognised	3,602	7,727
- other	(20)	1,355
Income tax expense	41	761

The Group has tax losses of $179.7m (year ended 31 January 2020: $166.9m) that have not been recognised in the financial statements. The ability to use these losses to offset future profits is subject to shareholder and business continuity criteria in each local tax jurisdiction. During the comparative period, the Group de-recognised all deferred tax assets on timing differences carried forward from prior years, amounting to $701,000 after accounting for exchange rate differences.

F-18

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

7	Operating Segment

Segment information

Identification of reportable operating segments

The consolidated entity’s Directors examined the group’s performance from both sales channel and geographical perspective and identified three reportable segments being retail, wholesale, and e-commerce.

Retail

This segment covers retail and outlet stores located in Australia and New Zealand.

Wholesale

This segment covers wholesale intimates apparel to customers in New Zealand, Australia, Europe and USA.

E-commerce

This segment covers the group’s online retail activities. E-commerce revenue includes revenue from a US brand called Fredericks of Hollywood (FOH) for which Bendon Limited currently has a licence agreement.

These operating segments are based on the internal reports that are reviewed and used by the Chief Executive Officer (who is identified as the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The CODM reviews segment EBITDA (earnings before interest, tax, depreciation and amortisation). The accounting policies adopted for internal reporting to the CODM are consistent with those adopted in the financial statements.

EBITDA is a financial measure which is not prescribed by IFRS and represents the profit adjusted for specific non-cash and significant items. The directors consider EBITDA to reflect the core earnings of the consolidated entity.

The information reported to the CODM is on a monthly basis.

Other Costs and Business Activities

Certain costs are not allocated to our reporting segment results, such as costs associated.

Corporate overheads, which is responsible for centralized functions such as information technology, facilities, legal, finance, human resources, business development, and procurement. These costs also include compensation costs and other miscellaneous operating expenses not charged to our operating segments, as well as interest and tax income and expense.

These costs are included within “unallocated” segment in our segment performance.

Other assets and liabilities

We manage our assets and liabilities on a Group basis, not by segment. CODM does not regularly review any asset or liability information by segment and its preparation is impracticable. Accordingly, we do not report asset and liability information by segment.

(a) Reconciliations

Reconciliation of segment revenue to consolidated statements of profit or loss and other comprehensive income:

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Total segment revenue	38,202	47,809
Intersegment eliminations	(3,638)	(5,715)
Total external revenue	34,564	42,094

Intersegment revenue is recognition of inventory moving between New Zealand and Australia.

F-19

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

7	Operating Segment (continued)

(b) Reconciliations

Reconciliation of segment EBITDA to the consolidated statements of profit or loss and other comprehensive income:

Management meets on a monthly basis to assess the performance of each segment. Net operating profit does not include non- operating revenue and expenses such as dividends, fair value gains and losses.

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Adjusted EBITDA	(1,313)	(9,758)
Other reconciling items	(17,100)	(18,210)
Income tax expense	(41)	(761)
Total net loss after tax	(18,454)	(28,729)

Any other reconciling items includes brand transition, finance expenses, impairment expense, depreciation and amortisation, fair value gain/loss on foreign exchange contracts, and unrealised foreign exchange gain/loss that cannot be allocated to segments.

(c) Geographical information

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers whereas segment assets are based on the location of the assets.

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

New Zealand	13,644	14,876
Australia	7,600	9,825
United States	12,998	17,079
Europe	322	314
	34,564	42,094

F-20

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

7	Operating Segment (continued)

(d) Segment performance

	Retail NZ $000’s	Wholesale NZ $000’s	e-commerce NZ $000’s	Unallocated NZ $000’s	Total NZ $000’s
For the 6 months ended 31 July 2020
Revenue from external customers	14,863	2,735	16,966	-	34,564
	14,863	2,735	16,966	-	34,564
Cost of sales	(6,701)	(2,071)	(11,280)	(375)	(20,427)
Gross margin	8,162	664	5,686	(375)	14,137
Other segment expenses*	(7,577)	(551)	(6,001)	-	(14,129)
Unallocated expenses
Administrative expenses	-	-	-	(403)	(403)
Corporate expenses	-	-	-	(3,957)	(3,957)
Other income	-	-	-	3,162	3,162
Rent concessions received	-	-	-	722	722
Other foreign exchange loss	-	-	-	(845)	(845)
Adjusted EBITDA	585	113	(315)	(1,696)	(1,313)
Brand transition, restructure and transaction expenses	-	-	-	(8,326)	(8,326)
Finance expense	-	-	-	(4,158)	(4,158)
Impairment expense	-	-	-	(2,815)	(2,815)
Depreciation and amortisation	-	-	-	(4,560)	(4,560)
Unrealised foreign exchange gain/(loss)	-	-	-	2,759	2,759
Profit/(loss) after income tax	585	113	(315)	(18,796)	(18,413)
Income tax expense	-	-	-	(41)	(41)
Profit/(loss) after income tax	585	113	(315)	(18,837)	(18,454)

* Other segment expenses relate to brand management expenses and some corporate expenses.

F-21

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

7	Operating Segment (continued)

(e) Segment performance

	Retail NZ $000’s	Wholesale NZ $000’s	e-commerce NZ $000’s	Unallocated NZ $000’s	Total NZ $000’s
For the 6 months ended 31 July 2019
Revenue from external customers	19,000	8,414	14,680	-	42,094
	19,000	8,414	14,680	-	42,094
Cost of sales	(9,827)	(5,869)	(10,417)	(2,016)	(28,129)
Gross margin	9,173	2,545	4,263	(2,016)	13,965
Other segment expenses*	(7,646)	(3,365)	(6,169)	-	(17,180)
Unallocated expenses
Administrative expenses	-	-	-	(558)	(558)
Corporate expenses	-	-	-	(5,656)	(5,656)
Other foreign exchange loss	-	-	-	(329)	(329)
Adjusted EBITDA	1,527	(820)	(1,906)	(8,559)	(9,758)
Brand transition, restructure and transaction expenses	-	-	-	(5,846)	(5,846)
Finance expense	-	-	-	(2,230)	(2,230)
Impairment expense	-	-	-	(6,849)	(6,849)
Depreciation and amortisation	-	-	-	(4,567)	(4,567)
Fair value gain on foreign exchange contracts	-	-	-	729	729
Unrealised foreign exchange gain/(loss)	-	-	-	553	553
Profit/(loss) after income tax	1,527	(820)	(1,906)	(26,769)	(27,968)
Income tax expense	-	-	-	(761)	(761)
Profit/(loss) after income tax	1,527	(820)	(1,906)	(27,530)	(28,729)

* Other segment expenses relate to brand management expenses and some corporate expenses.

F-22

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

8	Property, plant and equipment

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s

Leasehold improvements
At cost	9,045	11,456
Accumulated depreciation	(8,195)	(9,690)
	850	1,766

Plant, furniture, fittings and motor vehicles
At cost	24,960	24,850
Accumulated depreciation	(23,724)	(23,579)
	1,236	1,271
	2,086	3,037

(a) Movements in carrying amounts of property, plant and equipment

Movement in the carrying amounts for each class of property, plant and equipment between the beginning and the end of the current financial period:

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
For the 6 months ended 31 July 2020
Balance at the beginning of the period	1,766	1,271	3,037
Additions	23	157	180
Disposals	(131)	(3)	(134)
Depreciation expense	(500)	(189)	(689)
Impairment	(341)	-	(341)
Foreign exchange movements	33	-	33
Closing value at 31 July 2020	850	1,236	2,086

	Leasehold improvements NZ $000’s	Plant, furniture, fittings and motor vehicles NZ$000’s	Total NZ $000’s
For the 6 months ended 31 January 2020
Balance at the beginning of the period	2,665	1,526	4,191
Additions	191	498	689
Disposals	(28)	(295)	(323)
Depreciation expense	(220)	(905)	(1,125)
Reclassification	(719)	719	-
Impairment	(213)	(278)	(491)
Foreign exchange movements	90	6	96
Closing value at 31 January 2020	1,766	1,271	3,037

During the period, the Group reviewed the profitability of its stores and as a result of the review, assets relating to 2 retail stores were fully impaired as the carry value was greater than the cash flow projections.

F-23

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

9	Right-of-use assets

The Group leases warehouse, retail and office facilities. The leases typically run for a period of 3 years with an option to renew the lease after that date. Lease payments are renegotiated every resigning period to reflect market rentals. Some leases provide for additional rent payments that are based on changes in local price indices. For certain leases, the Group is restricted from entering into any sub-leasing arrangements.

The Group also leases IT equipment and other point of sale equipment.

Information about leases for which the Group is a lessee is presented below:

Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment (see note 8).

	Land & Buildings	Plant, furniture, fittings and motor vehicles	Total
	NZ $000’s	NZ $000’s	NZ $000’s
Balance as at 1 February	23,392	417	23,809
Additions to right-of-use-assets	2,344	-	2,344
Depreciation charge for the period	(3,582)	(61)	(3,643)
Impairment of right-of-use assets	(1,221)	-	(1,221)
Foreign exchange movements	(6)	-	(6)
Balance at 31 July 2020	20,927	356	21,283

During the period, the Group reviewed its outstanding lease commitments in conjunction with the cash flow projections of ease store lease. As a result of this review, the Group impaired the right-of-use assets relating to 3 retail stores.

Amounts recognised in profit or loss

	31 July 2020	31 July 2019
	NZ $000’s	NZ $000’s

Interest of lease liabilities (Note 6b)	713	857

Extension options

Some property leases contain extension options exercisable by the Group up to one year before the end of the non-cancellable contract period. Where practicable, the Group seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Group and not by the lessors. The Group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. The Group reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

F-24

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

10	Intangible assets

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Goodwill
Cost	5,901	6,091
Accumulated impairment	(5,901)	(6,091)
	-	-
Patents and licences
Cost	24,393	25,151
Accumulated amortisation and impairment	(3,623)	(3,489)
	20,770	21,662
Brands
Cost	12,303	12,032
Accumulated amortisation and impairment	(6,759)	(5,401)
	5,544	6,631
Software & Website
Cost	15,625	15,548
Accumulated amortisation and impairment	(15,542)	(15,548)
	83	-

Total intangible assets	26,397	28,293

(a) Movements in carrying amounts of intangible assets

	Goodwill NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Software & Website NZ $000’s	Total NZ $000’s
For the 6 months ended 31 July 2020
Balance at the beginning of the period	-	21,662	6,631	-	28,293
Additions	-	-	-	86	86
Amortisation expense	-	(228)	-	-	(228)
Impairment	-	-	(1,253)	-	(1,253)
Foreign exchange movements	-	(664)	166	(3)	(501)
Closing value at 31 July 2020	-	20,770	5,544	83	26,397

	Goodwill NZ $000’s	Patents and licences NZ $000’s	Brands NZ $000’s	Software & Website NZ $000’s	Total NZ $000’s
For the 6 months ended 31 January 2020
Balance at the beginning of the period	-	24,202	8,229	-	32,431
Adjustments*	-	(2,310)	-	-	(2,310)
Amortisation expense	-	(589)	-	-	(589)
Impairment	-	-	(1,564)	-	(1,564)
Foreign exchange movements	-	359	(34)	-	325
Closing value at 31 January 2020	-	21,662	6,631	-	28,293

* During the second half of last year, a financial liability relating to a shareholder loan on the balance sheet of Frederick’s of Hollywood (FOH) on the acquisition of FOH Online Corp Inc. was de-recognised as the stock purchase agreement stipulated the transaction was debt free. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest which was NZ$0.2m.

F-25

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

10	Intangible Assets (continued)

(b) Impairment of goodwill

For the purpose of impairment testing, goodwill is allocated to cash-generating units as below:

Description of cash-generating unit (CGU)

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

United States	-	2,480
Impairment of goodwill	-	2,480

Impairment assumption

Goodwill on the merger of Naked Inc. was allocated to the Group’s operation in United States which is the cash generating unit (CGU) for the purpose of impairment testing. During the year ended 31 January 2020, goodwill was fully impaired resulting in a carrying value of $nil.

(c) Impairment of patents & licences

In the prior period, the Group fully impaired the carrying value of patents and licence acquired as part of the Naked merger and partially impaired the Fredericks of Hollywood (FOH) licence which was acquired on 8 December 2018 as part of the Stock Purchase Agreement with the shareholders of FOH Online Corp Inc.

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

FOH licence	-	1,914
Naked patents & licence	-	123
Impairment of patents & licences	-	2,037

Impairment assumptions

Management has determined the recoverable amount of the FOH licence asset by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. Management has prepared cash flow forecast for the remaining term of licence ownership, which is 48.5 years from 31 July 2020 (31 July 2019: 49.5 years). These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of the impairment assessment is that the carrying value of the FOH licence does not exceed the fair value less costs to sell.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 14% in FY2022 and 10% between FY2023 and FY2026

Net margin: 37% to 45% between FY2022 and FY2026

EBITDA margin: 16% to 29% between FY2022 to FY026

Post-tax discount rate (%): 10.5%

Long term sales growth rate beyond year 5 (%): 1.0%

F-26

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

10	Intangible Assets (continued)

(d) Impairment for indefinite-life brand intangibles

Brand intangible assets represent brands historically acquired by the Group and include Pleasure State, Davenport, Lovable and Naked.

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Pleasure State	1,253	-
Naked	-	2,130
Impairment for indefinite-lived brand intangibles	1,253	2,130

Impairment assumptions

Management has determined the recoverable amount of the indefinite-life brand assets by assessing the fair value less cost of disposal (FVLCOD) of the underlying assets. The relief from royalty method adopted to complete the valuation determines, in lieu of ownership, the cost that would be required to obtain comparable rights to use the asset via a third-party licence arrangement. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates shown below. These growth rates do not exceed the long-term average growth rates for the industry. The result of our impairment assessment is that the carrying value has exceeded the fair value less costs to sell by $1.3m. As such, the indefinite-lived brand assets have been partially impaired for the period ended 31 July 2020.

Management’s approach and the key assumptions used to determine the FVLCOD were as follows:

Sales growth: 12% to 138% in FY2022 and 3% to 8% between FY2023 to FY2026 (31 January 2020: 2.5%)

Royalty rate: 5.0% (31 January 2020: 5.0%)

Cash flow - revenue forecast period: 5 years (31 January 2020: 5 years)

Post-tax discount rate (%) for US brands*: 0% (31 January 2020: 10.5%)

Post-tax discount rate (%) for NZ brands: 13.85% (31 January 2020: 11.75%)

Long term sales growth rate (%): 1% (31 January 2020: 2%)

The growth rate range is significantly higher in FY2022 to reflect that the Company is operating in a highly dynamic environment and the current period performance has been impacted by COVID-19 and the sales is estimated to grow to the levels more akin to those in FY2020.

*On 28 January 2020, Naked Brand Group Limited agreed to sell all of its rights, title and interest in the trademarks related to the “Naked” and “NKD” brands to Gogogo SRL for a consideration of US $0.6m. The Group therefore does not own a US brand.

Impact of possible changes in key assumptions

The directors have made judgements and estimates to assess indefinite-lived brand assets for impairment. Should these judgements and estimates not occur the resulting carrying amount may decrease.

The carrying amounts of the indefinite-lived brand intangible assets are sensitive to assumptions used in the impairment test calculations including the post-tax discount rate, long-term sales growth rate and sales forecast.

The table below illustrates the impact on the carrying value following changes in the following assumptions:-

NZ $000’s
- 33 basis points increase in discount rate	(164)
- 70 basis points decrease in long-term sales growth	(66)
- 500 basis points decrease in long-term sales forecast	(318)

(e)       Impairment of software

There is no further impairment charge relating to software (2019: $0.2m) as the carrying value was written down to $nil in the prior year.

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Software	-	202
Impairment of software	-	202

F-27

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

11	Trade and Other Payables

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Current:
Trade payables	7,842	10,407
Accruals	5,007	8,593
Employee benefit liabilities	4,326	3,430
	17,175	22,430

Trade and other payables are unsecured, non-interest bearing and are normally due within 30 days however some trade creditors are out of term as at 31 July 2020 and subsequent to the end of the financial period the Group has reduced the out of term trade creditors but further work is required to bring all of the creditors in term. The carrying amounts are considered to be a reasonable approximation of fair value.

12	Borrowings

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Amounts due in less than one year:
Bank loans	16,700	17,900
Debt issuance costs in relation to bank loan	(405)	-
Other loan	-	1,315
	16,295	19,215

Amounts due after more than one year:
Convertible notes	22,387	19,698
	38,682	19,698
	38,682	38,913

The fair value of borrowings is not considered to be materially different to their carrying amounts.

(a) Bank loans and loan covenants

On 12 March 2020, the Group entered into a Deed of Amendment with the Bank of New Zealand to extend its loan facility of NZD$16,700,000 (31 January 2020: NZD$17,900,000) until March 2022. Interest rate charges ranged between 4.6% and 5.26%. The facility includes guarantees and financial instruments totalling NZD$1,345,000.

Bank of New Zealand has the first ranking charge over all assets of the Group. Under the terms of the facility, the Group must meet specific covenant obligations namely sales and gross margin adverse variances to budget to be no greater than 15% and inventory to cover bank debt 1.35 times (increasing to 1.65 times from and including 31 July 2020). In the first six months of the year, the Group was on average in breach of all covenant measures. The extended borrowing has therefore been classified as a current liability as at 31 July 2020. Sales, gross margin and inventory were all negatively impacted by COVID-19 due to store closures and delayed inventory shipments from suppliers.

(b) Convertible notes

Convertible loan notes are initially recognised as a liability as the notes have the characteristics of a liability and are not converted into fixed, rather a variable number of shares. The Note holder can, in writing, cause the borrower to redeem any portion of the Note up to an agreed maximum monthly amount.

In each of October, November and December 2019 and January, February, and April 2020, we completed a private placement of a convertible promissory note (each, a “Prior Note”) and a warrant to purchase ordinary shares to either St. George Investments LLC or Iliad Research and Trading L.P., which are affiliates of one another (together, the “Affiliated Holders”). Each private placement of a Prior Note was made pursuant to a Securities Purchase Agreement (an “SPA”) with the applicable Affiliated Holder. The aggregate purchase price of the Prior Notes was NZ$23.5m (US$15.5m). Each of the Prior Notes was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of each Prior Note, for an aggregate original outstanding balance of NZ$24.8m (US$16.4m). As at July 31, 2020, the entire outstanding balance of the Prior Notes issued in October, November and December 2019 and January 2020, or approximately NZ$22.7m (US$15.0m), had been converted into 35,746,486 ordinary shares, and NZ$0.5m (US$0.4m) of the outstanding balance of the Prior Note issued in February 2020 had been converted into 1,875,670 ordinary shares. Each of the remaining Prior Notes issued in February and April 2020 bears interest at 20% per annum, compounded daily, and matures two years after its issuance.

F-28

Naked Brand Group Limited

Notes to the Consolidated Financial Statements For the Half Year Ended 31 July 2020

12	Borrowings (continued)

(b) Convertible notes (continued)

In July 2020, the Group completed a private placement of a convertible promissory note (the “July Note”) and a warrant to purchase ordinary shares (the “July Purchase Warrant”) to one of the Affiliated Holders, Iliad Research Trading L.P., pursuant to a Securities Purchase Agreement (the “July SPA”), for a purchase price of NZ$12.1m (US$8.0m). The July Note was issued with an original issue discount of 5%, and certain expenses of the Affiliated Holder were added to the balance of the July Note, for an original principal balance of NZ$12.8m (US$8.4m). The Group also granted a financing rebate to the Affiliated Holder, resulting in net proceeds to us of approximately NZ$10.9m (US$7.2m) from the sale of the July Note. The July Note accrues interest at the following rates: (i) for a period of 90 days starting on its issuance date, 2.0% per annum, (ii) for the next 90 days, 10.0% per annum and (iii) thereafter, 15.0% per annum. The July Note matures on the second anniversary of its issuance.

As at July 31, 2020, the Group had a principal liability of $21.7m (US$14.5m) and an interest liability of $0.7m (US$0.5m) reflected on the balance sheet. Interest has been charged to the Statement of Profit or Loss. When a conversion option is exercised, the amount of conversion is taken to share capital, reducing the loan note balance.

Please refer to note 21 – subsequent events, for recent developments regarding convertible notes.

(c) Other loans

On 3 July 2020, the balance (principle and interest) that existed at 31 January 2020 (US$1.1m, NZ$1.6m) was fully converted into 1,666,667 Naked ordinary shares at a price of US$0.66 by mutual consent.

(d) Guarantees

A total of NZ$0.8m (January 2019: $0.7m) guarantees and financial instruments are covered under the BNZ bank facility.

13	Provisions

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Current:
Other provisions	8,841	5,205
Make good	602	639
	9,443	5,844

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
Non-current:
Make good	1,391	1,796
	1,391	1,796

	Other provisions NZ$000’s	Make good NZD$000’s	Total NZ$000’s

Opening balance at 1 February 2020	5,205	2,435	7,640
Additional provisions recognised	5,717	26	5,743
Amounts used during the year	(1,983)	(439)	(2,422)
Exchange differences	(98)	(29)	(127)
Balance at 31 July 2020	8,841	1,993	10,834

Opening balance at 1 August 2019	-	2,380	2,380
Additional provisions recognised	5,205	8	5,213
Amounts used during the year	-	(6)	(6)
Other movements	-	(69)	(69)
Exchange differences	-	122	122
Balance at 31 January 2020	5,205	2,435	7,640

F-29

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

13	Provisions (continued)

Other provisions

On March 24, 2020, Timothy Connell filed a complaint against us, a subsidiary of ours, and Mr. Davis-Rice, alleging, among other things, that certain shares issued to him in satisfaction of a debt were not registered for resale as promised. Mr. Connell seeks rescission of the transaction. In addition to this, a claim by William Gibson and Ivory Castle Limited, was also provided for although no official complaint had been received by the Group at the date of this report. The total amount provided for is NZ$5.7m

In the prior year, the Group entered into an agreement terminating the license agreement with Heidi Klum. The termination agreement provides that we may continue selling existing Heidi Klum branded products, as well as Heidi Klum branded products manufactured on or prior to June 30, 2020 under existing contracts. The right to continue selling such products will continue until six months after the date of the termination agreement in the Northern Hemisphere and until 12 months after the date of the termination agreement in the Southern Hemisphere. The original terms of the termination fee to Heidi Klum in lieu of further royalties was payable in instalments through to 30 December 2020, however the Group has obtained an extension due to the impact of COVID-19.

Make good

In accordance with certain lease agreements, the Group must refurbish and restore the lease premises to a condition agreed with the landlord at the end of the lease term or as prescribed. The provision has been calculated using a pre-tax discount rate of 2% (31 January 2020: 2%).

14	Share Capital

	31 July 2020 NZ $000’s	31 January 2020 NZ $000’s
41,629,877 (31 January 2020: 4,697,204) Ordinary shares	194,465	170,193

Ordinary shares

	6 months to 31 July 2019 NZ $000’s	6 months to 31 January 2020 NZ $000’s
At the beginning of the reporting period	170,193	155,536
Issuance of ordinary shares:
- Cash collected	-	2,631
- Shares issued in lieu of inventory payment	-	5,864
- Convertible notes converted to equity	22,583	5,979
- Conversion of debt	1,689	-
- Warrants issued	-	183
At the end of the reporting period	194,465	170,193

The holders of ordinary shares are entitled to participate in dividends and the proceeds on winding up of the Group. On a show of hands at meetings of the Group, each holder of ordinary shares has one vote in person or by proxy, and upon a poll each share is entitled to one vote.

The Group does not have authorised capital or par value in respect of its shares.

F-30

Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

14	Share Capital (continued)

Warrants

The following warrants were outstanding as at 31 July 2020 (31 January 2020: 610,122).

Average Exercise Price USD	Issue Date	Expiry Date	No of Warrants
$0.01 - $0.50	Mar-19	Mar-23	14,000
	Mar-19	Mar-24	3,921
	Apr-19	Apr-22	500
	May-19	May-21	10,000
	Jul-19	May-25	170,100
	Aug-19	Feb-25	285,714
	Aug-19	Aug-24	22,857
$0.50 - $1.00	Mar-19	Mar-21	42,280
	Jul-20	Jul-25	19,136,364
$1.50 - $2.00	Nov-17	Nov-21	2,000
	Oct-18	Oct-21	20,000
$2.01 - $4.00	Dec-17	Dec-20	10,660
	Jun-18	Jun-23	8,000
$4.01+	May-18	May-21	2,820
Total number of outstanding warrants as at 31 July 2020			19,729,216

15	Earnings per Share

(a) Basic and diluted loss per share

	6 months to 31 July 2020 NZ $	6 months to 31 July 2019* NZ $
From continuing operations attributable to the ordinary equity holders of the company	(1.43)	(52.23)
Total basic and diluted loss per share attributable to the ordinary equity holders of the company	(1.43)	(52.23)

All convertible notes and warrants issued during the period are not included in the calculation of diluted loss per share because they are antidilutive in nature for the period ended 31 July 2020. These notes could potentially dilute earnings/loss per share in the future.

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Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

15	Earnings per Share (continued)

(b) Reconciliation of loss used in calculating earnings per share

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s
Basic and diluted loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic earnings per share:	(18,454)	(28,729)

(c) Weighted average number of shares used as the denominator

	31 July 2020 Number	31 July 2019 Number*
Weighted average number of ordinary shares used as the denominator in calculating basic and diluted loss per share	12,921,978	550,071

* On 20 December 2019 the Group executed a 1-100 reverse share split reducing the number of shares. The reverse split has also been reflected in the prior period number of shares.

16	Related Parties

(a) The Group’s main related parties are as follows:

Key management personnel

Other related parties include close family members of key management personnel and entities that are controlled or significantly influenced by those key management personnel or their close family members.

(b) Transactions with related parties

During the last financial year, a financial liability relating to a shareholder loan created on the acquisition of FOH Online Corp Inc. was derecognised as the current acquisition accounting results in a debt free balance with the shareholder. This adjustment is reflected in the 31 January 2020 accounts in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for the accrued and capitalised interest. This has resulted in a reduction to the carrying value of the acquired intangible asset with a write back to the profit and loss account for accrued and capitalised interest. Further information can be found in note 10.

During the current period, the Group procured goods for resale from The Way Store Pty, a company registered in Australia, which is related through common directorship. The Group purchased $0.5m worth of inventory.

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Naked Brand Group Limited

Notes to the Consolidated Financial Statements
For the Half Year Ended 31 July 2020

17	Cash Flow Information

(a) Reconciliation of cash flow from operations with loss are income tax

	6 months to 31 July 2020 NZ $000’s	6 months to 31 July 2019 NZ $000’s

Loss for the period	(18,454)	(28,729)
Cash flows excluded from loss attributable to operating activities
- interest paid on borrowings	3,721	1,025
- interest paid on lease liabilities	-	857
Non-cash flows in loss:
- depreciation and amortisation expense	4,560	4,567
- impairment expense	2,815	6,849
- Transaction expenses	6,748	-
Net changes in assets and liabilities	918	5,862
- net exchange differences	70	(120)
Cash flow from operations	378	(9,689)

18	Contingencies

In the prior year, a shareholder lodged a court Action against the Group claiming they did not receive the correct number of shares in the Group on completion of the merger between Naked Inc. and Bendon Limited to form Naked Brand Group Limited in the prior year. The Group has sought to have this claim dismissed by the Court on the basis that the Group had no contract with the shareholder and that the shareholder did not have a possessory right over a certain number of shares in the Group. No provision has been made for this in these financial statements.

During the current period, a dispute was raised by a wholesale customer of the Group regarding the amount due for payment. The outstanding receivable has been fully provided in these financial statements, however at the time of preparing this report the dispute remained unresolved and no additional provision has been made for this in these financial statements. It is expected that a settlement will be met by the year end.

19	Events occurring after the reporting date

On May 14, 2020, the Group received a notice from the Listing Qualifications Department of Nasdaq stating that, the minimum requirement of shareholder equity (US$2.5m) had not been met. Under the listing rule ((5550(b)(1)) the Group submitted a plan to regain compliance that was accepted and now has until 10 November 2020 to become compliant. Following this notice, on 6 October 2020 the Group received a letter from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”) notifying the Group that it has regained compliance with minimum stockholder’s equity requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b). However the Group remains out of compliance with the requirement to have a minimum bid price of at least US$1.00 per share for continued listing under Nasdaq Listing Rule 5550(a)(2). The Group initially has until November 23, 2020 to regain compliance with the minimum bid price requirement. In the event the Group does not regain compliance by such date, the Group may be eligible for an additional 180 calendar days.

On August 18, 2020, Naked Brand Group Limited (the “Company”) entered into a Global Amendment, dated as of August 17, 2020 (the “Amendment”), with St. George Investments LLC (the “Holder”), which amended the Convertible Promissory Note issued by the Company on February 11, 2020 (the “Amended Note”). Pursuant to the Amendment, subject to the Company’s approval, the Holder may convert the outstanding balance of the Amended Note into the Company’s ordinary shares at a conversion price per share that is equal to (i) a percentage of not less than 75%, multiplied by (ii) the lowest daily volume weighted average price of the Company’s ordinary shares in the preceding 20 trading days, but in any event not less than the floor price specified in the Amendment.

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Naked Brand Group Limited

Notes to the Consolidated Financial Statements

For the Half Year Ended 31 July 2020

19	Events occurring after the reporting date (continued)

On August 20, 2020, Naked Brand Group Limited (the “Company”) entered into an equity distribution agreement (the “Sales Agreement”) with Maxim Group LLC (the “Maxim”). Under the Sales Agreement, the Company may sell, from time to time, through Maxim, ordinary shares, without par value (the “Shares”), having an aggregate offering price of up to US$5,000,000 (the “Offering”). Sales of the Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended. Maxim is not required to sell any specific amount but will act as the Company’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and the Company. The Company has no obligation to sell any of the Shares under the Sales Agreement and may at any time suspend solicitation and offers under the Sales Agreement. The Company intends to use any net proceeds from the sale of Ordinary Shares for general corporate purposes. As compensation for its services, the Company agreed to pay to Maxim 3% of the gross proceeds received by the Company from the sales of the Shares. Subsequent to this, on September 25, 2020, the offering price was increased to US$18,500,000.

On August 20, 2020, the Company received an instruction to issue 1,875,670 shares under the Convertible Promissory Note dated February 11, 2020 at a conversion price of US$0.1866 for a total of US$350,000.

On August 25, 2020, the Company received an instruction to issue 3,197,195 shares under the Convertible Promissory Note dated July 24, 2020 at a conversion price of US$0.2424 for a total of US$775,000.

On August 31, 2020, the Company received an instruction to issue 2,100,000 shares under the Convertible Promissory Note dated July 24, 2020 at a conversion price of US$0.2424 for a total of US$509,040.

On September 2, 2020, the Company received an instruction to issue 2,050,000 shares under the Convertible Promissory Note dated July 24, 2020 at a conversion price of US$0.2424 for a total of US$496,920.

On September 3, 2020, the Company received an instruction to issue 3,316,521 shares and 15,492,344 pre-funded warrants under the Convertible Promissory Note dated July 24, 2020 at a conversion price of US$0.2424 for a total of US$4,557,747. Pre-funded warrants of 15,492,344 were exercised (“cash exercise”) at the pre-funded exercise price of $0.0001 for a total of US$1,549.

During September and October 2020, the company received instructions to exercise (“Cashless Exercise”) 7,251,581 purchase warrants under the Convertible Promissory Note dated July 24, 2020, into 31,253,032 ordinary shares.

During September and October 2020, the Company raised US$17.5m through the Company’s partnership with Maxim Group LLC as noted on August 20,2020. This equated to a sale of 138,252,413 shares. Fees equating to 3% of gross proceeds were retained by Maxim LLC.

On October 5, 2020, the Company and its operating subsidiary Bendon Limited, entered into settlement agreements with each of Timothy Connell and William Gibson & Ivory Castle Limited to agree to finally settle the dispute by issuing redeemable “Bendon conversion shares” with an aggregate value of US$3.8m. The Bendon conversion shares constitute a separate share class in Bendon and confer no voting rights, have no rights to distributions. The Bendon conversion shares are convertible into the Naked Brand Group Limited ordinary shares at a conversion price equal to the closing market price of the Company’s ordinary shares on the trading day immediately preceding the date the Lender or Bendon, as applicable, delivers a notice of conversion subject to floor of $0.05 per share. Bendon may not require more than US$0.1m Bendon conversion shares to be converted on any day.

On October 19, 2020, we entered into an equity distribution agreement (the “New Sales Agreement”) with Maxim Group LLC (“Maxim”), pursuant to which we may sell, from time to time, through Maxim, ordinary shares having an aggregate offering price of up to US$50,000,000. Sales of the shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act.

F-34